                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of OCTOBER 2003
                         -------------------------------

                      P.T.Indonesian Satellite Corporation
                 (Translation of Registrant's Name into English)

                                Indosat Building
                          Jalan Medan Merdeka Barat, 21
                            Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F X              Form 40-F
                                                          ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                   No X
                           -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        P.T.Indonesian Satellite Corporation Tbk


Date: October 3 2003                    By: /s/ Widya Purnama
                                           -------------------------------------
                                        Name: Widya Purnama
                                        Title: President

Consolidated Financial Statements
With Independent Accountants' Review Report
June 30, 2003
With Comparative Figures for 2002
(Indonesian Currency)

PT INDONESIAN SATELLITE CORPORATION Tbk
AND SUBSIDIARIES
[Formerly PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk]

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                        CONSOLIDATED FINANCIAL STATEMENTS
                   WITH INDEPENDENT ACCOUNTANTS' REVIEW REPORT
                                  JUNE 30, 2003
                        WITH COMPARATIVE FIGURES FOR 2002

                                Table of Contents

                                                                            Page
                                                                           -----
Independent Accountants' Review Report

Consolidated Balance Sheets................................................  1-4

Consolidated Statements of Income..........................................  5-6

Consolidated Statements of Changes in Stockholders' Equity.................  7-8

Consolidated Statements of Cash Flows...................................... 9-10

Notes to Consolidated Financial Statements.................................11-88

                           ***************************

This report is originally issued in Indonesian language.

Independent Accountants' Review Report

Report No. RPC-1150/02

Stockholders and Boards of Commissioners and Directors
PT Indonesian Satellite Corporation Tbk
[Formerly Perusahaan Perseroan (Persero) PT Indonesian Satellite
   Corporation Tbk]

We have reviewed the consolidated balance sheet of PT Indonesian Satellite Corporation Tbk [formerly Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk] and Subsidiaries ("the Companies") as of June 30, 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Companies' management.

We conducted our review in accordance with standards established by the Indonesian Institute of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Indonesia.

The Companies' consolidated financial statements for the six months ended June 30, 2002 were audited by us and we expressed an unqualified opinion on them in our report dated August 27, 2002 which included an explanatory paragraph that described the effects of the economic condition in Indonesia on the Companies. The Companies' consolidated financial statements (not presented herein) for the five months ended May 31, 2003 were also audited by us and we expressed an unqualified opinion on them in our report dated July 31, 2003 which included an explanatory paragraph that described the effects of the economic condition in Indonesia on the Companies.

This report is originally issued in Indonesian language.

Note 35 to the consolidated financial statements summarizes the effects the current economic condition in Indonesia has had on the Companies, as well as measures the Companies have implemented and plan to implement in response to the economic condition. The accompanying consolidated financial statements include the effects of the economic condition to the extent they can be determined and estimated.

PRASETIO, SARWOKO & SANDJAJA

Drs. Soemarso S. Rahardjo, ME
Public Accountant License No. 98.1.0064

August 8, 2003

NOTICE TO READERS

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdiction other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                           CONSOLIDATED BALANCE SHEETS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share data)

                                                          2002             2003
                                                        (Audited)       (Unaudited)
                                                        ---------   --------------------
                                                                                (Note 3)
                                                                                --------
                                           Notes            Rp         Rp        U.S.$
                                       --------------   ---------   ---------   --------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                   2d, 4, 25   2,745,603   2,475,177    298,754
Short-term investments                             2e       8,000     187,832     22,671
Accounts receivable
   Trade                                       2f, 14
      Related parties
         PT Telekomunikasi
            Indonesia Tbk - net of
            allowance for doubtful
            accounts of Rp 88,799
            in 2002 and Rp 82,911
            in 2003                             5, 25     530,590     273,179     32,973
         Others - net of allowance
            for doubtful accounts of
            Rp 29,876 in 2002 and
            Rp 48,338 in 2003                      25     147,247     274,444     33,125
      Third parties - net of
         allowance for doubtful
         accounts of Rp 445,926
         in 2002 and Rp 273,813
         in 2003                                    6     572,568     763,182     92,116
   Others
      Related party
         PT Telekomunikasi
            Indonesia Tbk                          25     952,727         776         94
      Third parties - net of
         allowance for doubtful
         accounts of Rp 1,852
         in 2002                                   2f     129,968     119,243     14,392
Inventories                                        2g      99,270      87,664     10,581
Advances                                                   53,611      52,163      6,296
Prepaid taxes and expenses             2h, 12, 24, 25     304,046     625,857     75,541
Other current assets - net of
   allowance for doubtful
   accounts of Rp 34,758
   in 2002                                     2d, 25     194,055      23,103      2,788
                                                        ---------   ---------   --------
Total Current Assets                                    5,737,685   4,882,620    589,331
                                                        ---------   ---------   --------

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                    CONSOLIDATED BALANCE SHEETS (continued)
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share data)

                                                           2002               2003
                                                         (Audited)         (Unaudited)
                                                        ----------   ----------------------
                                                                                   (Note 3)
                                                                                  ---------
                                            Notes           Rp           Rp         U.S.$
                                       --------------   ----------   ----------   ---------
NON-CURRENT ASSETS
Due from related parties - net of
   allowance for doubtful accounts
   of Rp 76,894 in 2002 and
   Rp 77,905 in 2003                           2f, 25       36,955       36,217       4,371
Deferred tax assets                            2q, 12       92,223      152,201      18,370
Investments in associated
   companies - net of allowance for
   decline in value of Rp 90,781
   in 2002 and Rp 82,781 in 2003                2i, 7      138,545      166,217      20,062
Other long-term investments - net
   of allowance for decline in value
   of Rp 298,216 in 2002 and
   Rp 249,193 in 2003                           2i, 8      372,300      260,345      31,424
Property and equipment                  2j, 2k, 9, 14
   Carrying value                                       15,256,698   19,387,680   2,340,094
   Accumulated depreciation                             (5,054,254)  (6,767,003)   (816,776)
   Impairment in value                                    (131,209)    (131,209)    (15,837)
                                                        ----------   ----------   ---------
   Net                                                  10,071,235   12,489,468   1,507,481
Goodwill - net                         1d, 2c, 2l, 10    4,190,286    3,976,760     479,995
Long-term receivables                              25      149,485      132,893      16,040
Long-term prepaid pension - net
   of current portion                      2o, 24, 25      276,417      264,367      31,909
Long-term advances                                 11      296,210       28,502       3,439
Others                                 2d, 2h, 14, 25      263,219      288,312      34,801
                                                        ----------   ----------   ---------
Total Non-current Assets                                15,886,875   17,795,282   2,147,892
                                                        ----------   ----------   ---------
TOTAL ASSETS                                            21,624,560   22,677,902   2,737,223
                                                        ==========   ==========   =========

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                    CONSOLIDATED BALANCE SHEETS (continued)
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share data)

                                                       2002             2003
                                                    (Audited)        (Unaudited)
                                                    ---------   ---------------------
                                                                            (Note 3)
                                                                            ---------
                                       Notes            Rp         Rp         U.S.$
                                   --------------   ---------   ---------   ---------
LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans                            14,25       4,684       3,468         419
Accounts payable - trade
   Related parties                             25       2,398      26,921       3,249
   Third parties                                      158,498     139,032      16,781
Dividend payable                            25,26     583,161     153,343      18,508
Procurement payable                                   904,689     685,313      82,717
Taxes payable                                  12   1,002,421     333,939      40,306
Accrued expenses                   13, 21, 24, 25     393,792     545,557      65,849
Unearned income                                2m     447,257     501,803      60,567
Current maturities of long-term
   debts                               2s, 14, 29
   Related party                               25       5,010       5,241         633
   Third parties                                      631,994     570,170      68,819
Other current liabilities                      25      62,554      58,979       7,119
                                                    ---------   ---------   ---------
Total Current Liabilities                           4,196,458   3,023,766     364,967
                                                    ---------   ---------   ---------
NON-CURRENT LIABILITIES
Due to related parties                         25       9,717      21,983       2,653
Deferred tax liabilities                   2q, 12     374,561   1,313,491     158,538
Long-term debts - net of current
   maturities                          2s, 14, 29
   Related parties                             25   1,506,612   1,951,689     235,569
   Third parties                                    1,554,486   1,301,442     157,084
Bonds payable                              2s, 15   2,958,633   3,861,008     466,024
Other non-current liabilities                         212,080     213,003      25,711
                                                    ---------   ---------   ---------
Total Non-current Liabilities                       6,616,089   8,662,616   1,045,579
                                                    ---------   ---------   ---------
MINORITY INTEREST                              2b     129,238     137,369      16,581
                                                    ---------   ---------   ---------

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                    CONSOLIDATED BALANCE SHEETS (continued)
                                 June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share data)

                                                    2002               2003
                                                 (Audited)          (Unaudited)
                                                 ----------   ----------------------
                                                                            (Note 3)
                                                                           ---------
                                         Notes       Rp           Rp          U.S.$
                                         -----   ----------   ----------   ---------
STOCKHOLDERS' EQUITY
Capital stock - Rp 500 par value
   per A share and B share
   Authorized - 1 A share and
      3,999,999,999 B shares              27
   Issued and fully paid - 1 A share
      and 1,035,499,999 B shares          16        517,750      517,750      62,492
Premium on capital stock                            673,075      673,075      81,240
Difference in value from restructuring
   transactions of entities under
   common control                         2c      4,358,555    4,467,740     539,257
Difference in transactions of equity
   changes in associated
   companies/subsidiaries                 2i        283,987      284,244      34,308
Retained earnings
   Appropriated                           26         14,528       17,890       2,159
   Unappropriated                                 4,834,880    4,893,452     590,640
                                                 ----------   ----------   ---------
Total Stockholders' Equity                       10,682,775   10,854,151   1,310,096
                                                 ----------   ----------   ---------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                             21,624,560   22,677,902   2,737,223
                                                 ==========   ==========   =========

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                        CONSOLIDATED STATEMENTS OF INCOME
                         Six Months Ended June 30, 2003
                        With Comparative Figures for 2002
          (Expressed in millions of Indonesian rupiah and thousands of
                        U.S. dollars, except share data)

                                                      2002              2003
                                                   (Audited)        (Unaudited)
                                                   ---------   ---------------------
                                                                            (Note 3)
                                                                            --------
                                     Notes            Rp           Rp        U.S.$
                                  --------------   ---------   ---------    --------
OPERATING REVENUES                     2m, 25
Cellular                          17, 30, 31, 32   1,363,186   2,232,259     269,434
International calls               18, 30, 31, 32   1,051,023     986,403     119,394
Multimedia, Data Communication,
   Internet ("MIDI")                      14, 19     621,789     615,769      74,323
Other services                                        31,170      47,822       5,436
                                                   ---------   ---------     -------
Total Operating Revenues                           3,067,168   3,882,253     468,587
                                                   ---------   ---------     -------
OPERATING EXPENSES                            2m
Depreciation                               2j, 9     789,825     828,421      99,990
Personnel costs                      2n, 2o, 21,
                                          24, 25     279,755     418,847      50,555
Compensation to
   telecommunications carriers
   and service providers              20, 25, 31     288,496     345,342      41,683
Administration and general                22, 25     193,944     224,360      27,080
Maintenance                               2j, 2n     118,643     148,403      17,912
Marketing                                             62,051     120,318      14,523
Leased circuits                               25      96,987      87,413      10,550
Other costs of services                   23, 25     311,570     464,486      56,063
                                                   ---------   ---------     -------
Total Operating Expenses                           2,141,271   2,637,590     318,356
                                                   ---------   ---------     -------

OPERATING INCOME                                     925,897   1,244,663     150,231
                                                   ---------   ---------     -------
OTHER INCOME (EXPENSES)                       2m
Gain on foreign exchange - net                2p     499,354     229,088      27,651
Interest income                               25     437,028      87,815      10,599
Interest expense                              2s    (236,995)   (377,781)    (45,598)
Amortization of goodwill                  2l, 10    (275,123)   (148,278)    (17,897)
Others - net                                         (31,171)    (62,730)     (7,572)
                                                   ---------   ---------     -------
Other Income (Expenses) - Net                        393,093    (271,886)    (32,817)
                                                   ---------   ---------     -------

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                  CONSOLIDATED STATEMENTS OF INCOME (continued)
                         Six Months Ended June 30, 2003
                        With Comparative Figures for 2002
          (Expressed in millions of Indonesian rupiah and thousands of
                        U.S. dollars, except share data)

                                        2002            2003
                                     (Audited)       (Unaudited)
                                     ---------   -------------------
                                                            (Note 3)
                                                            --------
                             Notes       Rp         Rp        U.S.$
                            ------   ---------   --------    -------
EQUITY IN NET INCOME OF
ASSOCIATED COMPANIES         2i, 7      50,665      6,049        730
                                     ---------   --------    -------
INCOME BEFORE INCOME TAX             1,369,655    978,826    118,144
                                     ---------   --------    -------
INCOME TAX EXPENSE          2q, 12
Current                                208,223    372,083     44,910
Deferred                               411,600    195,907     23,646
                                     ---------   --------    -------
Total Income Tax Expense               619,823    567,990     68,556
                                     ---------   --------    -------
INCOME BEFORE MINORITY
INTEREST IN NET INCOME
OF SUBSIDIARIES AND
PREACQUISITION INCOME                  749,832    410,836     49,588

MINORITY INTEREST IN NET
INCOME OF SUBSIDIARIES          2b     (18,861)    (8,728)    (1,054)

PREACQUISITION INCOME           1d    (205,863)        --         --
                                     ---------   --------    -------
NET INCOME                      26     525,108    402,108     48,534
                                     =========   ========    =======
BASIC EARNINGS PER SHARE        2t      507.11     388.32       0.05
                                     =========   ========    =======
BASIC EARNINGS PER ADS
   (ten B shares per ADS)       2t    5,071.06   3,883.22       0.47
                                     =========   ========    =======

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
        [Formerly PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE
                                CORPORATION Tbk]
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         Six Months Ended June 30, 2003
                        With Comparative Figures for 2002
                  (Expressed in millions of Indonesian rupiah)

                                                                                               Difference in
                                                                                                Value from
                                                                                               Restructuring
                                                            Capital Stock -                   Transactions of
                                                              Issued and        Premium on    Entities under
                   Description                      Notes     Fully Paid      Capital Stock    Common Control
-------------------------------------------------   -----   ---------------   -------------   ---------------
Six months ended June 30, 2002 (audited)

Balance as of January 1, 2002                                   517,750          673,075         4,359,259

Adjustment on difference in value from
   restructuring transactions of entities
   under common control of PT Indosatcom
   Adimarga, a subsidiary, due to adoption of
   Financial Accounting Standards ("SAK") 46,
   "Accounting for Income Tax"                        2q             --               --              (704)

Increase in PT Satelit Palapa Indonesia's
   difference in transactions of equity changes
   in subsidiaries arising from the translation
   of the financial statements of Satelindo
   International Finance B.V. from U.S. dollar to
   rupiah - net of applicable Income Tax of Rp 90                    --               --                --

Resolution during the Annual Stockholders'
   General Meeting on June 20, 2002                   26
   Declaration of dividend                                           --               --                --

   Appropriation for reserve fund                                    --               --                --

Net income for the period                                            --               --                --
                                                                -------          -------         ---------
Balance as of June 30, 2002                                     517,750          673,075         4,358,555
                                                                =======          =======         =========

                                                    Difference in
                                                    Transactions
                                                      of Equity
                                                       Changes
                                                    in Associated         Retained Earnings
                                                     Companies/     -----------------------------
                   Description                      Subsidiaries    Appropriated   Unappropriated      Total
-------------------------------------------------   -------------   ------------   --------------   ----------
Six months ended June 30, 2002 (audited)

Balance as of January 1, 2002                          284,197         18,471        4,886,951      10,739,703

Adjustment on difference in value from
   restructuring transactions of entities
   under common control of PT Indosatcom
   Adimarga, a subsidiary, due to adoption of
   Financial Accounting Standards ("SAK") 46,
   "Accounting for Income Tax"                              --             --               --            (704)

Increase in PT Satelit Palapa Indonesia's
   difference in transactions of equity changes
   in subsidiaries arising from the translation
   of the financial statements of Satelindo
   International Finance B.V. from U.S. dollar to
   rupiah - net of applicable Income Tax of Rp 90         (210)            --               --            (210)

Resolution during the Annual Stockholders'
   General Meeting on June 20, 2002
   Declaration of dividend                                  --             --         (581,122)       (581,122)

   Appropriation for reserve fund                           --         (3,943)           3,943              --

Net income for the period                                   --             --          525,108         525,108
                                                       -------         ------        ---------      ----------
Balance as of June 30, 2002                            283,987         14,528        4,834,880      10,682,775
                                                       =======         ======        =========      ==========

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
        [Formerly PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE
                                CORPORATION Tbk]
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                         Six Months Ended June 30, 2003
                        With Comparative Figures for 2002
                  (Expressed in millions of Indonesian rupiah)

                                                                                               Difference in
                                                                                                Value from
                                                                                               Restructuring
                                                            Capital Stock -                   Transactions of
                                                              Issued and        Premium on    Entities under
                   Description                      Notes     Fully Paid      Capital Stock    Common Control
-------------------------------------------------   -----   ---------------   -------------   ---------------
Six months ended June 30, 2003 (unaudited)

Balance as of January 1, 2003                                   517,750          673,075         4,467,740

Increase in PT Satelit Palapa Indonesia's
   difference in transactions of equity changes
   in subsidiaries arising from the translation
   of the financial statements of Satelindo
   International Finance B.V. from U.S. dollar to
   rupiah - net of applicable Income Tax of Rp 18                    --               --                --

Resolution during the Annual Stockholders'
   General Meeting on June 26, 2003                   26
   Declaration of dividend                                           --               --                --

   Appropriation for reserve fund                                    --               --                --

Net income for the period                                            --               --                --
                                                                -------          -------         ---------
Balance as of June 30, 2003                                     517,750          673,075         4,467,740
                                                                =======          =======         =========

                                                    Difference in
                                                    Transactions
                                                      of Equity
                                                       Changes
                                                    in Associated         Retained Earnings
                                                     Companies/     -----------------------------
                   Description                      Subsidiaries    Appropriated   Unappropriated      Total
-------------------------------------------------   -------------   ------------   --------------   ----------
Six months ended June 30, 2003 (unaudited)

Balance as of January 1, 2003                          284,285         14,528        4,646,024      10,603,402

Increase in PT Satelit Palapa Indonesia's
   difference in transactions of equity changes
   in subsidiaries arising from the translation
   of the financial statements of Satelindo
   International Finance B.V. from U.S. dollar to
   rupiah - net of applicable Income Tax of Rp 18          (41)            --               --             (41)

Resolution during the Annual Stockholders'
   General Meeting on June 26, 2003
   Declaration of dividend                                  --             --         (151,318)       (151,318)

   Appropriation for reserve fund                           --          3,362           (3,362)             --

Net income for the period                                   --             --          402,108         402,108
                                                       -------         ------        ---------      ----------
Balance as of June 30, 2003                            284,244         17,890        4,893,452      10,854,151
                                                       =======         ======        =========      ==========

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         Six Months Ended June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars)

                                                             2002               2003
                                                           (Audited)        (Unaudited)
                                                          ----------   ---------------------
                                                                                    (Note 3)
                                                                                    --------
                                                  Notes       Rp           Rp         U.S.$
                                                  -----   ----------   ----------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
   Customers                                               3,024,531    3,747,958    452,379
   Interest income                                           228,821       84,719     10,226
   Other income                                                   --        9,663      1,165
Cash paid for:
   Employees and suppliers                                (1,017,837)  (1,815,411)  (219,120)
   Interest expense                                         (257,150)    (444,020)   (53,593)
   Taxes                                                  (1,894,807)    (279,708)   (33,761)
   Other operating expenses                                  (62,719)     (55,776)    (6,732)
   Other expenses                                           (482,126)          --         --
                                                          ----------   ----------   --------
Net Cash Provided by (Used in)
   Operating Activities                                     (461,287)   1,247,425    150,564
                                                          ----------   ----------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and
   cash equivalents                                         (184,350)     209,341     25,267
Decrease (increase) in advances for purchase of
   property and equipment                                    (93,242)      33,298      4,019
Proceeds from sale of property and
   equipment                                                   3,616        3,535        427
Acquisition of property and equipment                       (950,438)  (1,548,434)  (186,896)
Additional short-term investments                             (8,000)    (122,173)   (14,746)
Proceeds from sale of investment -
   net of acquisition of investments
   under cross-ownership transactions                      1,449,664           --         --
Acquisition of 25% equity interest in
   PT Satelit Palapa Indonesia                            (2,824,250)          --         --
Additional other long-term investment                            (48)          --         --
                                                          ----------   ----------   --------
Net Cash Used in Investing Activities                     (2,607,048)  (1,424,433)  (171,929)
                                                          ----------   ----------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debts                              1,531,210      350,000     42,245
Proceeds from bonds payable                                       --       30,436      3,674
Proceeds from short-term loan                                  4,684        1,768        213
Repayment of long-term debts                                (402,802)    (329,479)   (39,768)
Repayment of short-term loan                                    (525)    (223,234)   (26,944)
Cash dividend paid                                                (9)      (9,066)    (1,095)
Proceeds from derivative instruments                          36,984           --         --
                                                          ----------   ----------   --------
Net Cash Provided by (Used in)
   Financing Activities                                    1,169,542     (179,575)   (21,675)
                                                          ----------   ----------   --------

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                         Six Months Ended June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars)

                                                              2002              2003
                                                            (Audited)        (Unaudited)
                                                           ----------   --------------------
                                                                                    (Note 3)
                                                                                    --------
                                                   Notes       Rp          Rp         U.S.$
                                                   -----   ----------   ---------   --------
NET DECREASE IN CASH AND CASH EQUIVALENTS                  (1,898,793)   (356,583)   (43,040)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD            4,642,546   2,831,760    341,794

BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS
   FROM NEW SUBSIDIARIES ACQUIRED                               1,850          --         --
                                                           ----------   ---------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                  2,745,603   2,475,177    298,754
                                                           ==========   =========   ========
DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks                                     429,085     484,255     58,450
Time deposits with original maturities
   of three months or less                                  2,316,518   1,990,922    240,304
                                                           ----------   ---------   --------
Cash and cash equivalents as stated
   in the consolidated balance sheets                 4     2,745,603   2,475,177    298,754
                                                           ==========   =========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:

Transactions not affecting cash flows:

   Unpaid dividend declared during the Company's
      Annual Stockholders' General Meeting           26       581,122     151,318     18,264

   Settlement of sale of investment in bonds
      debited to accounts receivable - others      8,36a           --      41,425      5,000

   Difference in transactions of equity changes
      in associated companies/subsidiaries                       (210)        (41)        (5)

   Dividend distribution in the form of
      unsecured convertible bonds                               6,106          --         --

   Difference in value from restructuring
      transactions of entities under common control              (704)         --         --

   Assets and liabilities held by subsidiaries at
      the time of equity acquisitions:
      Current assets                                            2,668          --         --
      Non-current assets                                        6,341          --         --
      Current liabilities                                      (5,917)         --         --

      The accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements should be read in conjunction with these consolidated balance sheets.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

1.   GENERAL

     a.   Company's Establishment

          PT Indonesian Satellite Corporation Tbk ("the Company") was established on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. The Company's articles of association has been amended from time to time. The latest amendment is covered by notarial deed No. 34 dated July 16, 2003 of Poerbaningsih Adi Warsito, S.H. concerning, among others, change in the Company's Board of Directors.

          Based on a resolution at the Company's Annual General Stockholders' Meeting held on December 27, 2002 which was covered by notarial deed No. 6 dated January 8, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.), the stockholders approved to change the status of the Company to become a Foreign Capital Investment Company under Law No. 1 of 1967 of the Republic of Indonesia as amended by Law No. 11 of 1970. The stockholders also resolved to amend the Company's articles of association concerning, among others, the change in the name of the Company from Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk to PT Indonesian Satellite Corporation Tbk.

          On February 7, 2003, the Investment Coordinating Board, in its letter No. 14/V/PMA/2003, approved the change in the Company's status as a Foreign Capital Investment Company. In addition, in its letter No. C-06145 HT.01.04. TH.2003 dated March 21, 2003, the Ministry of Justice and Human Rights of the Republic of Indonesia approved the change in the Company's articles association regarding the change in the Company's status as mentioned above.

          According to article 3 of its articles of association, the Company shall engage in providing network and/or telecommunication services and informatics by conducting the following activities:

          . Provision of networks, telecommunications services and informatics;
          . Planning, construction and procurement of telecommunications facilities and informatics, including supporting resources;
          . Operation (covering marketing of network and/or telecommunications services and informatics provided by the Company), maintenance and development of and research on telecommunications means and/or facilities and informatics, and conduct of education and training within or outside the country; and
          . Development of networks, telecommunications services and informatics.

          The Company started its commercial operations in 1969.

          Currently, the Company's principal business is to provide international switching telecommunications services, including international calls, telex, telegram, packet net, store and forward facsimile service, and Inmarsat services for mobile communications. The Company also provides a variety of non-switched international telecommunications services, such as low-and high-speed leased lines, video link, TV link, Integrated Services Digital Network ("ISDN") services, and other services that typically involve the transmission of data or video rather than voice traffic.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

1.   GENERAL (continued)

     a.   Company's Establishment (continued)

          Based on Law No. 3 of 1989 on Telecommunications, pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider and organizing entity.

          In 1999, the Government issued Law No. 36 on Telecommunications which took effect starting in September 2000. Under the Law, telecommunications activities cover:

          .    Telecommunications networks
          .    Telecommunications services
          .    Special telecommunications services

          National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

          Law No. 36 prohibits activities that result in monopolistic practices and unhealthy competition.

          On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System ("DCS") 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. This in-principle license is valid for two years provided that the Company is able to develop a national coverage of at least 10% of the country's populated geographic area within two years. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company's newly established subsidiary, PT Indosat Multi Media Mobile (see "d" below).

          On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom's right on local and domestic long-distance telecommunication services. The Company's in-principle licenses for local and domestic long-distance telecommunications services are valid for 2 years from the date of issuance to give the Company sufficient time for the construction and commercial preparation for the provision of such services.

          On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications granted the Company an in-principle license for voice over internet protocol ("VoIP") service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company's operating license for voice over internet protocol will be evaluated every 5 years from the date of issuance.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

1.   GENERAL (continued)

     a.   Company's Establishment (continued)

          Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license will be converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company are still being determined by an independent appraiser as compensations to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively. As of August 8, 2003, the result of the independent appraisal has not yet been finalized.

          The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam and Surabaya.

     b.   Company's Public Offerings

          All of the Company's B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company's American Depository Shares (ADS, each representing 10 B shares) have also been traded on the New York Stock Exchange since 1994.

     c.   Employees, Directors and Commissioners

          Based on resolutions at the Company's Stockholders' Extraordinary Meetings held on June 20, 2002 and December 27, 2002, the composition of the Board of Commissioners as of June 30, 2002 and 2003 is as follows:

                                                2002                       2003
                                      -----------------------   -------------------------
          President Commissioner      Wisnu Askari Marantika    Peter Seah Lim Huat
          Commissioner                Achmad Rivai              Achmad Rivai *
          Commissioner                Soebagijo Soemodihardjo   Soebagijo Soemodihardjo *
          Commissioner                Abdul Anshari Ritonga     Lee Theng Kiat
          Commissioner                Mahmuddin Yasin           Sio Tat Hiang
          Commissioner                Hari Kartana              Lim Ah Doo *
          Commissioner                --                        Sum Soon Lim
          Commissioner                --                        Roes Aryawidjaya
          Commissioner                --                        Umar Rusdi

          * Independent Commissioner

          Based on resolutions at the Company's Stockholders' Extraordinary Meeting held on June 20, 2002 and Stockholders' General Meeting held on June 26, 2003, the composition of the Board of Directors as of June 30, 2002 and 2003 is as follows:

                                                 2002                  2003
                                      -------------------------   -------------
          President Director          Widya Purnama               Widya Purnama
          Vice-President Director     --                          Ng Eng Ho
          Executive Vice-President,
             Corporate Development    Wityasmoro Sih Handayanto   --

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

1. GENERAL (continued)

     c.   Employees, Directors and Commissioners (continued)

                                                                    2002                   2003
                                                                 --------------   -------------------------
          Executive Vice-President, Marketing and Sales          Hasnul Suhaimi   --
          Executive Vice-President, Operations and Engineering   Emil Soedarmo    --
          Executive Vice-President, Finance and Administration   Junino Jahja     --
          MIDI Director                                          --               Junino Jahja
          Network Infrastructure Director                        --               Wityasmoro Sih Handayanto
          Cellular Sales Director                                --               Hasnul Suhaimi
          Fixed Telecom Director                                 --               Emil Soedarmo
          Network Integration Director                           --               Joseph Chan Lam Seng
          Finance Director                                       --               Nicholas Tan Kok Peng
          Business Development Director                          --               Raymond Tan Kim Meng

          The Company and its Subsidiaries (collectively referred to hereafter as "the Companies") have approximately 5,740 and 6,205 employees, including non-permanent and outsourced employees, as of June 30, 2002 and 2003, respectively.

     d.   Structure of the Company's Subsidiaries

          The Company has direct and indirect equity ownership in the following subsidiaries:

                                                                                   Start of    Percentage of Ownership
                                                                                  Commercial   -----------------------
                   Name of Subsidiary        Location     Principal Activity      Operations        2002     2003
          -------------------------------   ----------   ----------------------   ----------       ------   ------
          PT Satelit Palapa Indonesia        Jakarta        Telecommunication        1993          100.00   100.00
          Satelindo International Finance
             B.V.                           Amsterdam            Finance             1996          100.00   100.00
          PT Satelindo Multi Media           Jakarta           Multimedia            1999           99.60    99.60
          PT Indosat Multi Media Mobile      Jakarta        Telecommunication        2001           99.94    99.94
          PT Bimagraha Telekomindo           Jakarta         Holding Company         1992          100.00   100.00
          PT Aplikanusa Lintasarta           Jakarta        Data Communication       1989           69.46    69.46
          PT Artajasa Pembayaran
             Elektronis                      Jakarta        Telecommunication        2000           45.15    45.15
          PT Indosat Mega Media              Jakarta           Multimedia            2001           99.84    99.85
          PT Sisindosat Lintasbuana          Jakarta     Information Technology      1990           95.64    96.87
          PT Asitelindo Data Buana           Jakarta           Multimedia            1997           48.78    49.40
          PT Indosatcom Adimarga             Jakarta       Telecommunication         2000           99.94       --

                                                 Total Assets
                                             (Before Elimination
                                              in Consolidation)
                                            ---------------------
                                               2002        2003
              Name of Subsidiary               (Rp)        (Rp)
          -------------------------------   ---------   ---------
          PT Satelit Palapa Indonesia       6,648,082   7,698,547
          Satelindo International Finance
             B.V.                           1,880,233   1,508,573
          PT Satelindo Multi Media             11,693      11,655
          PT Indosat Multi Media Mobile     2,389,993   3,522,529
          PT Bimagraha Telekomindo            617,596   1,139,722
          PT Aplikanusa Lintasarta            528,393     621,779
          PT Artajasa Pembayaran
             Elektronis                        66,595      54,665
          PT Indosat Mega Media               311,578     358,347
          PT Sisindosat Lintasbuana           119,334     126,020
          PT Asitelindo Data Buana              9,822       9,822
          PT Indosatcom Adimarga                6,984          --

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

1.   GENERAL (continued)

     d.   Structure of the Company's Subsidiaries (continued)

          PT Satelit Palapa Indonesia ("Satelindo")

          Satelindo is engaged in providing Global System for Mobile Communication ("GSM") telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company's initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp 1,000 per share to Deutsche Telekom Mobilfunk GmbH ("DeTeMobil"), a subsidiary of Deutsche Telekom.

          AG, for Rp 1,300,334 (U.S.$ 586,000). The issuance of the new shares decreased the Company's equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH ("DeTeAsia"), another wholly-owned subsidiary of Deutsche Telekom AG.

          On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo. On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo has 45% equity interest in Satelindo. As a result of these transactions, the Company's total equity interest in Satelindo increased to 75% effective May 31, 2001.

          On May 20, 2002, the Company entered into a sale and purchase of shares agreement ("SPA") with DeTeAsia, the owner of 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo for a total consideration of U.S.$ 325,000 (equivalent to Rp 2,824,250). After the purchase of these shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp 2,055,329 (see Note 10). This transaction was approved by the Company's stockholders at the Stockholders' Extraordinary Meeting held on June 20, 2002.

          Based on the assessment made by independent valuers in their report dated May 15, 2002, they have the opinion that the acquisition price of Satelindo from DeTeAsia is fair and reasonable. The independent assessment was prepared in accordance with the Indonesian Capital Market Supervisory Agency ("BAPEPAM") Regulation No. IX.E.2, "Material Transactions and Changes in Core Business Activities", dated February 20, 2001.

          Satelindo has 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya).

          Satelindo International Finance B.V. ("SIB")

          SIB is a financing company that only facilitates Satelindo's borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds (see Note 15).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

1.   GENERAL (continued)

     d.   Structure of the Company's Subsidiaries (continued)

          PT Satelindo Multi Media ("SMM")

          SMM was established in 1999 to engage in various activities including telecommunications services. SMM has an preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

          In August 2002, Satelindo, as stockholder of SMM, appealed to its creditors or their facility agents under the Master Restructuring Agreement dated May 31, 2000 (see Notes 14 and 29) to liquidate SMM. Up to August 8, 2003, the required quorum necessary for the creditors or their facility agents to consent to the liquidation has not been met.

          PT Indosat Multi Media Mobile ("IM3")

          IM3, which was established in July 2001, is engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp 1,728,278 in 2001.

          Based on a resolution in IM3's stockholders' extraordinary meeting held on November 20, 2001, the Company transferred to IM3 all of the Company's rights and obligations related to its agreements with third parties (vendors/contractors) regarding the procurement of property and equipment, Subscriber Identification Module ("SIM") card, pulse reload voucher, etc., which agreements were made when IM3 was not yet established and was still part of the Company under its Mobile Division.

          PT Bimagraha Telekomindo ("Bimagraha")

          Bimagraha is not actively engaged in any business. Its major asset is its equity investment in Satelindo. In July 2002, the Company made a capital injection to Satelindo decreasing Bimagraha's equity interest in Satelindo from 45% to 42.5%.

          PT Aplikanusa Lintasarta ("Lintasarta")

          Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company's initial investment in Lintasarta was made in 1988.

          PT Artajasa Pembayaran Elektronis ("APE")

          Lintasarta has 65% equity interest in APE, a company engaged in telecommunication and information services.

          PT Indosat Mega Media ("IMM")

          IMM is engaged in providing multimedia services and creating multimedia products and programs. In August 2001, the Company transferred all of its internet business and property and equipment to IMM. The Company also transferred a portion of its internet receivables as of July 31, 2001 to IMM.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

1.   GENERAL (continued)

     d.   Structure of the Company's Subsidiaries (continued)

          PT Sisindosat Lintasbuana ("Sisindosat")

          Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. Sisindosat has 51% equity interest in PT Asitelindo Data Buana.

          On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp 42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company's equity interest from 95.64% to 96.87%.

          PT Asitelindo Data Buana ("Asiatel")

          Asiatel is engaged in audio-text services, and providing hardware and software for telecommunications services.

          PT Indosatcom Adimarga ("Indosatcom")

          Indosatcom (previously known as PT Indokomsat Lintas Dunia or "Indokomsat") is engaged in providing satellite-based telecommunications services and facilities and other related services.

          Based on notarial deed No. 84 dated January 27, 2003 of Soetjipto, S.H., IMM and Indosatcom stockholders agreed to merge Indosatcom into IMM in exchange for IMM's newly issued shares of stock amounting to Rp 2,757. The merger has been approved by the Investment Coordinating Board.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of Consolidated Financial Statements

          The consolidated financial statements are presented using the historical cost basis of accounting, except for certain investments which are stated at fair value or net assets value, or accounted for under the equity method for those investments made in associated companies (representing equity interest of at least 20% but not more than 50%).

          The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method as required by BAPEPAM.

          The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

     b.   Principles of Consolidation

          The consolidated financial statements include the Company's accounts and those of its subsidiaries (collectively referred to as "the Companies").

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     b.   Principles of Consolidation (continued)

          The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

          Minority interest in Subsidiaries represents the minority stockholders' proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

     c.   Accounting for Acquired Businesses

          For acquisitions accounted for under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities acquired are combined, as if they are a single entity for all periods presented, in accordance with SAK 38, "Accounting for Restructuring among Companies under Common Control". The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders' Equity as "Difference in Value from Restructuring Transactions of Entities under Common Control".

          For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

     d.   Cash and Cash Equivalents

          Time deposits and other short-term investments with original maturities of three months or less at the time of placement or purchase are considered as "Cash Equivalents".

          Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-current Assets
          - Others.

     e.   Short-term Investments

          Short-term investments consist of:

          1.   Investment in debt securities

               Investment in debt securities which are classified as available-for-sale are recorded at fair value in accordance with SAK 50, "Accounting for Investments in Certain Securities". Any unrealized gain (loss) at balance sheet date is credited (charged) to "Unrealized Holding Gain (Loss) on Marketable Securities" which is a component of Stockholders' Equity and will be recognized as income or loss upon realization.

          2.   Mutual funds

               Mutual funds are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     f.   Allowance for Doubtful Accounts

          Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

     g.   Inventories

          Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

     h.   Prepaid Expenses

          Prepaid expenses, mainly rental and insurance, are amortized over the periods benefited using the straight-line method. The non-current portion of prepaid expenses is shown as part of "Non-current Assets - Others".

     i.   Investments

          Investments consist of:

          .    Investments in associated companies

               Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies' share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies' proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

               At the time an investee that is accounted for under the equity method sells its shares to unrelated parties at a price different from its book value, the investor's net investment in that investee is affected. The investor's net investment is also affected when the contribution to the capital stock of an investee made in foreign currency results in additional paid-in capital representing the difference between the rupiah par value and the rupiah equivalent of the contribution at the date of receipt. The Companies recognize the resultant change in their net investment in the investee by a credit or charge to "Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries", net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

          . Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost.

          . Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

          . Investments in equity shares which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     j.   Property and Equipment

          Property and equipment are stated at cost (which includes certain borrowing costs on funds used to finance the acquisition of property and equipment), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                                         Years
                                                                        -------
          Buildings                                                     3 to 20
          Submarine cables                                                15
          Earth stations                                                  15
          Inland link                                                     15
          Switching equipment                                             15
          Telecommunications peripherals                                   5
          Information technology equipment                              5 to 10
          Office equipment                                              3 to 6
          Building and leasehold improvements                              5
          Vehicles                                                         5
          Cellular technical equipment
             Base station subsystem                                     5 to 15
             Network switching subsystem                                5 to 10
             Operating support subsystem                                   5
          Satellite technical equipment
             Satellites                                                   12
             Master control station                                       15
             Customer premises equipment                                  15
          Transmission and cross-connection equipment
             Transmission equipment                                     5 to 24
             Cross-connection equipment                                 8 to 10

          Landrights are stated at cost.

          The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the period.

          Properties under construction and installation represent cellular technical equipment, telecommunications peripherals, submarine cables, inland link, building and leasehold improvements, information technology equipment, switching equipment, building, transmission and cross-connection equipment, satellite technical equipment, and other equipment under installation.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     j.   Property and Equipment (continued)

          All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Gain on foreign exchange that can be attributed to the qualifying assets is adjusted to the Properties under Construction and Installation account. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

     k.   Impairment of Assets Value

          In accordance with SAK 48, "Impairment of Assets Value", the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment of assets is recognized as a charge to current operations.

     I.   Goodwill

          At the time the Company acquires a subsidiary which is not an entity under common control, any excess of acquisition cost over the Company's interest in the fair value of the subsidiary's identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill had been amortized using the straight-line method over five years. Starting January 1, 2003, the Company changed the goodwill amortization period to become fifteen years based on an assessment from an independent valuer. The change in the goodwill amortization period was made to reflect the prospects of the cellular business in Indonesia which is expected to grow over a period of more than five years.

          The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

     m.   Revenue and Expense Recognition

          International Calls

          Revenues from services are accounted for on the accrual basis. At the end of each period, income from outgoing international calls traffic is recognized on the basis of the actual recorded traffic for the period. Income from international calls traffic from overseas international carriers, for which statements have not been received, is estimated from historical data.

          Operating revenues for interconnection services under interconnection agreement based on revenue-sharing arrangement (see Note 32) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (see
          Note 31), are reported on a gross basis, before interconnection expenses (see Note 20) but after allocations to overseas international carriers. These interconnection expenses are accounted for as operating expenses in the period these are incurred.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     m.   Revenue and Expense Recognition (continued)

          Cellular

          Revenues from service connections (connection fees) are recognized as income at the time the connections take place and those from usage and monthly subscription charges are recognized when earned.

          Prepaid revenues, which consist of sale of starter packs and pulse reload vouchers, are recognized as follows:

          . Starter pack sales are recognized upon delivery of starter packs to distributors, dealers or directly to customers.

          . Pulse reload voucher sales to dealers or customers are initially recorded as unearned income and then proportionately recognized as usage revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

          Revenues from interconnections with operators (usage revenue) are recognized monthly on the basis of the actual recorded traffic for the month and are reported on a net basis, after interconnection expenses.

          MIDI

          Satellite revenues are recognized on the straight-line method over the lease periods. Revenue from sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method.

          Revenues from other MIDI services are recognized when the services are rendered.

          Other Services

          Revenues from other services are recognized when the services are rendered.

          Expenses

          Expenses are recognized when incurred (accrual basis).

     n.   Personnel Costs

          Personnel costs, which are directly related to the development, construction and installation of property and equipment, are capitalized as part of the cost of such assets. Personnel costs directly related to the maintenance of property and equipment are reflected in maintenance expense.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     o.   Pension Plan

          Pension costs are accounted for on a basis consistent with SAK 24, "Accounting for Pension Benefit Costs". Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees in amounts ranging from 10% - 20% of the employees' monthly basic salaries.

     p.   Foreign Currency Transactions and Balances

          Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

          For June 30, 2002 and 2003, the rates of exchange used were Rp 8,730 and Rp 8,285 to U.S.$ 1, respectively, computed by taking the average of the last published buying and selling rates of bank notes published by Bank Indonesia.

     q.   Income Tax

          The Companies use the liability method of accounting for income tax, in accordance with SAK 46, "Accounting for Income Tax". The liability method reflects in the consolidated balance sheet the tax effects of temporary differences between financial reporting and income tax purposes, including tax loss carry-over. Those differences (relating to the assets or liabilities) result in taxable or deductible amounts in determining taxable profit of future periods as the carrying amounts of the assets or liabilities are recovered or settled. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders' equity.

          For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

     r.   Segment Reporting

          In 2000, the Indonesian Institute of Accountants revised SAK 5, "Segment Reporting", which requires publicly-listed companies to apply in their financial statements after January 1, 2002. The financial information which is used by management for evaluating the segment performance is presented in Note 34.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     s.   Debt Restructuring

          The effect of debt restructuring is accounted for in accordance with SAK 54, "Accounting for Troubled Debt Restructurings", which requires the interest expense on the restructured loans to be calculated using the effective interest rates.

     t.   Basic Earnings per Share and Basic Earnings per ADS

          In accordance with SAK 56, "Earnings Per Share", basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. The net income is Rp 525,108 and Rp 402,108 for the six months ended June 30, 2002 and 2003, respectively. The weighted average number of shares is 1,035,500,000 shares in 2002 and 2003.

          Basic earnings per ADS is computed by multiplying basic earnings per share by 10, which is equal to the number of shares per ADS.

     u.   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   TRANSLATION OF RUPIAH INTO UNITED STATES DOLLAR

     The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (U.S.$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on June 30, 2003 of Rp 8,285 to U.S.$ 1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

     This account consists of the following:

                                                                  2002        2003
                                                               (Audited)   (Unaudited)
                                                               ---------   -----------
     Cash on hand (including U.S.$ 3 in 2002 and
        U.S.$ 7 in 2003)                                            936        1,227
                                                                -------      -------
     Cash in banks
     Related parties (see Note 25)
        PT Bank Mandiri (Persero) Tbk ("Mandiri", including
           U.S.$ 2,396 in 2002 and U.S.$ 9,930 in 2003)         182,328      119,924
        PT Bank Negara Indonesia (Persero) Tbk ("BNI",
           including U.S.$ 245 in 2003)                          33,241       26,324

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

4.   CASH AND CASH EQUIVALENTS (continued)

                                                                  2002         2003
                                                               (Audited)   (Unaudited)
                                                               ---------   -----------
        PT Bank Pembangunan Daerah DKI Jakarta                     3,452        2,972
        PT Bank Tabungan Negara (Persero) ("BTN")                  1,111          162
        Others (U.S.$ 77 in 2002)                                    678          338

     Third parties
        Deutsche Bank, Jakarta Branch (including
           U.S.$ 10,842 in 2002 and U.S.$ 15,695 in 2003)        108,550      185,743
        PT Bank Central Asia Tbk                                   8,380       84,730
        PT Bank Niaga Tbk (including U.S.$ 637 in 2002
           and U.S.$ 1,598 in 2003)                                6,264       31,709
        Citibank N.A., Jakarta Branch (including U.S.$ 1,668
           in 2002 and U.S.$ 1,401 in 2003)                       70,366       13,842
        Others (below Rp 10,000 each - including U.S.$ 931
           in 2002 and U.S.$ 397 in 2003)                         13,779       17,284
                                                               ---------    ---------
     Sub-total                                                   428,149      483,028
                                                               ---------    ---------
     Time deposits
     Related parties (see Note 25)
        Mandiri (including U.S.$ 11,936 in 2002 and
           U.S.$71,609 in 2003)                                  815,475    1,123,715
        BNI (including U.S.$ 15,000 in 2002 and
           U.S.$ 3,000 in 2003)                                  208,261      267,991
        PT Bank Rakyat Indonesia (Persero) ("BRI")               106,700      108,490
        BTN                                                       52,600        6,350

     Third parties
        PT Bank Finconesia (U.S.$ 25,000)                             --      207,125
        PT Bank Niaga Tbk (including U.S.$ 50 in 2002
           and U.S.$ 6,700 in 2003)                                1,052      114,167
        PT Bank Danamon Tbk (including U.S.$ 3,000 in 2003)       21,000       35,355
        Bukopin                                                   40,000       26,800
        PT Bank Muamalat Indonesia (including U.S.$ 300
           in 2002 and 2003)                                      17,619       24,485
        PT Bank Mega                                             117,000       17,250
        Deutsche Bank, Jakarta Branch                            874,719       14,419
        Citibank N.A., Jakarta Branch (U.S.$ 3,570)               31,164           --
        Others (below Rp 20,000 each - including U.S.$ 135
           in 2002 and U.S.$ 4,016 in 2003)                       30,928       44,775
                                                               ---------    ---------
     Sub-total                                                 2,316,518    1,990,922
                                                               ---------    ---------
     Total                                                     2,745,603    2,475,177
                                                               =========    =========

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

4.   CASH AND CASH EQUIVALENTS (continued)

     Time deposits denominated in rupiah earned interest at annual rates ranging from 11.5% to 18.32% in 2002 and from 7% to 15.35% in 2003, while those denominated in U.S. dollar earned interest at annual rates ranging from 1% to 5.33% in 2002 and from 0.75% to 3.53% in 2003.

5.   ACCOUNTS RECEIVABLE - TRADE - TELKOM

     This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (see Note 25).

     The aging of the accounts receivable is as follows:

                                         2002 (Audited)            2003 (Unaudited)
                                    ------------------------   ------------------------
     Number of Months Outstanding    Amount   Percentage (%)    Amount   Percentage (%)
     ----------------------------   -------   --------------   -------   --------------
     0 - 3 months                   530,022        85.57       279,198        78.41
     over 3 - 6 months               37,915         6.12        19,417         5.45
     over 6 months                   51,452         8.31        57,475        16.14
                                    -------       ------       -------       ------
     Total                          619,389       100.00       356,090       100.00
                                    =======       ======       =======       ======

     The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

                                         2002         2003
                                      (Audited)   (Unaudited)
                                      ---------   -----------
     Balance at beginning of period    81,885       111,306
     Provision                          6,914            --
     Write-off/reversal                    --       (28,395)
                                       ------       -------
     Balance at end of period          88,799        82,911
                                       ======       =======

     Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

     In December 2002, the Company adjusted its accounts receivable from Telkom amounting to Rp 134,290 which included Rp 118,018 pertaining to prior years. The adjustment was due to, among others, unrecorded telephone kiosks commission and write-off of accounts receivable billed by Telkom which could not be collected anymore.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

6.   ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

     This account consists of the following:

                                                                     2002         2003
                                                                   (Audited)   (Unaudited)
                                                                   ---------   -----------
     Overseas international carriers
        Telekom Malaysia Berhad, Malaysia (U.S.$ 9,568)                  --       79,275
        Saudi Telecom Company, Saudi Arabia
           (SDR 2,884,100 in 2002 and U.S.$ 1,436 and SDR
           4,533,072 in 2003)                                        31,619       63,551
        Equant Network Services Pte Ltd., England
           (U.S.$ 3,693 in 2002 and U.S.$ 4,032 in 2003)             32,242       33,412
        Cableview Services Sdn Bhd ("Mega TV"), Malaysia
           (U.S.$ 3,289)                                             28,700       27,252
        Korea International Telecommunication, Korea (U.S.$ 691
           in 2002 and U.S.$ 3,167 in 2003)                           6,033       26,235
        Maxis International Sdn Bhd, Malaysia (U.S.$ 1,101
           in 2002 and U.S.$ 2,974 in 2003)                           9,615       24,637
        AT&T, U.S.A. (U.S.$ 1,719 in 2002 and U.S.$ 2,800
           in 2003)                                                  15,007       23,195
        UAE-Etisalat, United Arab Emirates (U.S.$ 1,722 in 2002
           and U.S.$ 2,353 in 2003)                                  15,034       19,496
        Mega Media Broadcasting Network Co. Ltd., Taiwan
           (U.S.$ 2,202)                                             19,222       18,252
        DDI Corporation, Japan (U.S.$ 710 and SDR 750,617)               --       14,476
        KPN, Royal Dutch Telecommunication,
           The Netherlands (U.S.$ 1,156 in 2002 and U.S.$ 1,452
           in 2003)                                                  10,090       12,032
        Chunghwa Telecom Co., Ltd., Taiwan (U.S.$ 2,522 in 2002
           and U.S.$ 1,208 and SDR 164,085 in 2003)                  22,021       11,918
        Mobile One Asia Pte Ltd., Singapore (U.S.$ 516 in 2002
           and U.S.$ 1,295 in 2003)                                   4,508       10,726
        People's Television Network, Canada (U.S.$ 1,075 in 2002
           and U.S.$ 1,270 in 2003)                                   9,379       10,521
        Singapore Telecommunications Ltd. (U.S.$ 678 and SDR
           762,318)                                                  22,976*          --
        MCI WorldCom, USA (U.S.$ 1,311)                              11,445           --
        Others (below Rp 10,000 each, including U.S.$ 23,394
           in 2002 and U.S.$ 4,956 and SDR 4,499,530 in 2003)       175,667      271,242
                                                                    -------      -------
     Sub-total                                                      413,558      646,220
                                                                    =======      =======

     * an affiliate starting December 20, 2002 through STT/ICL (see Note 16)

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

6.   ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

                                                                 2002         2003
                                                              (Audited)   (Unaudited)
                                                              ---------   -----------
        Local companies
           PT Excelcomindo Pratama                               28,603       15,951
           PT Cakrawala Andalas Televisi (including
              U.S.$ 1,374 in 2002 and U.S.$ 1,426 in 2003)       13,327       11,815
           PT Ratelindo                                           6,575        4,211
           PT Primacom Interbuana (U.S.$ 766 in 2002 and
              U.S.$ 353 in 2003)                                  6,683        2,923
           PT Rajawali Citra Televisi Indonesia (including
              U.S.$ 1,098)                                       10,283           --
           PT Pentanum Global Komunika                            6,601           --
           Others (below Rp 5,000 each , including
              U.S.$ 5,208 in 2002 and U.S.$ 3,289 in 2003)      223,439      203,167
                                                              ---------    ---------
        Sub-total                                               295,511      238,067
                                                              ---------    ---------
        Cellular post-paid subscribers                          309,425      152,708
                                                              ---------    ---------
        Total                                                 1,018,494    1,036,995
        Less allowance for doubtful accounts                    445,926      273,813
                                                              ---------    ---------
        Net                                                     572,568      763,182
                                                              =========    =========

     The aging of the accounts receivable is as follows:

                                          2002 (Audited)              2003 (Unaudited)
                                    --------------------------   --------------------------
     Number of Months Outstanding     Amount    Percentage (%)     Amount    Percentage (%)
     ----------------------------   ---------   --------------   ---------   --------------
     0 - 6 months                     456,751        44.84         650,756        62.75
     7 - 12 months                    109,260        10.73         178,218        17.19
     13 - 24 months                    90,543         8.89          92,708         8.94
     over 24 months                   361,940        35.54         115,313        11.12
                                    ---------       ------       ---------       ------
     Total                          1,018,494       100.00       1,036,995       100.00
                                    =========       ======       =========       ======

     A portion of accounts receivable - trade is used as collateral for long-term bank loans obtained by Lintasarta (see Note 14).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

6.   ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

     The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

                                                                     2002        2003
                                                                  (Audited)   (Unaudited)
                                                                  ---------   -----------
     Balance at beginning of period                                471,606      238,020
     Provision, including effect of foreign exchange adjustment    (24,082)      35,793
     Write-off                                                      (1,598)          --
                                                                   -------      -------
     Balance at end of period                                      445,926      273,813
                                                                   =======      =======

     The effect of foreign exchange adjustment was due to the strengthening/weakening of the rupiah vis-avis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to "Gain (Loss) on Foreign Exchange - Net".

     There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (see Note 5).

     Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

7.   INVESTMENTS IN ASSOCIATED COMPANIES

     This account consists of the following investments which are accounted for under the equity method:

                                                                                Accumulated
                                                                                 Equity in
                                                                               Undistributed
                                                                             Net Income (Loss)
                                                                              of Associated
                                                       Equity                  Companies/Sale    Carrying
                  2002 (Audited)                    Interest (%)    Cost       of Investments      Value
     --------------------------------------------   ------------   -------   -----------------   --------
     Investments in:
     PT Mitra Global Telekomunikasi Indonesia           30.55      168,747      (59,938)          108,809
     PT Multi Media Asia Indonesia                      26.67       56,512         (212)           56,300
     PT Electronic Datainterchange Indonesia            49.00       12,250       13,095 (a)        25,345
     PT Graha Lintas Properti                           37.84       16,800       (2,354)           14,446
     Others (carrying value below Rp 10,000 each)    20.00-49.00    60,031      (35,605)(b)        24,426
                                                                   -------      -------           -------
     Total                                                         314,340      (85,014)          229,326
     Less allowance for decline in value                            90,781           --            90,781
                                                                   -------      -------           -------
     Net                                                           223,559      (85,014)          138,545
                                                                   =======      =======           =======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

7.   INVESTMENTS IN ASSOCIATED COMPANIES (continued)

                                                                             Accumulated
                                                                              Equity in
                                                                            Undistributed
                                                                          Net Income (Loss)
                                                                            of Associated
                                                  Equity                    Companies/Sale      Carrying
                 2003 (Unaudited)               Interest (%)    Cost       of Investments        Value
     ----------------------------------------   ------------   -------    -----------------     --------
     Investments in:
     PT Mitra Global Telekomunikasi Indonesia      30.55       168,747        (37,987)           130,760
     PT Multi Media Asia Indonesia                 26.67        56,512           (212)            56,300
     PT Electronic Datainterchange Indonesia       49.00        12,250         18,712             30,962
     PT Graha Lintas Properti                      37.84        16,800         (2,354)            14,446
     Others (carrying value below Rp 10,000
        each)                                    20.00-49.00    50,031(c)     (33,501)(c)         16,530
                                                               -------        -------            -------
     Total                                                     304,340        (55,342)           248,998
     Less allowance for decline in value                        82,781             --             82,781
                                                               -------        -------            -------
     Net                                                       221,559        (55,342)           166,217
                                                               =======        =======            =======

     (a)  net of cash dividend amounting to Rp 2,572 in 2002
     (b)  net of cash dividend amounting to Rp 232 in 2002
     (c)  net of investment in PT Menara Jakarta sold in 2003

     The changes in the carrying value of the investments in associated companies in 2002 and 2003 are as follows:

                                                            2002        2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Reversal of allowance for decline in value of
        investment due to sale of investment                  --        8,000
     Equity in net income of associated companies         50,665        6,049
     Sale of investment                                       --       (8,000)
     Cash dividends received from associated companies    (2,804)          --
     Decrease in carrying value of investment in APE
        due to consolidation                              (1,237)          --
                                                          ------       ------
     Net                                                  46,624        6,049
                                                          ======       ======

     The economic condition faced by Indonesia (see Note 35) has substantially affected the Companies' long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp 90,781 and Rp 82,781 as of June 30, 2002 and 2003, respectively, which the Companies believe is adequate to cover possible losses on those investments.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

7.   INVESTMENTS IN ASSOCIATED COMPANIES (continued)

     PT Mitra Global Telekomunikasi Indonesia ("MGTI")

     MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme ("KSO Unit IV").

     The Company's investment in shares of MGTI is used as collateral to bank loans obtained by MGTI to finance, among others, the construction of the telephone lines committed by MGTI to Telkom. The loans will mature on December 31, 2005.

     PT Multi Media Asia Indonesia ("M2A")

     M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pasifik Satelit Nusantara ("PSN") and M2A ("the Parties"), it was agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of U.S.$ 20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company's investment in M2A would not be less than 20% of the fully-paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully-paid capital to the Government of the Republic of Indonesia.

     PT Electronic Datainterchange Indonesia ("EDI")

     EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services.

     PT Graha Lintas Properti ("GLP")

     GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as "Gedung Sapta Pesona B".

     The economic difficulties faced by Indonesia (see Note 35) have affected the development of GLP's construction project, which has been discontinued since 1998.

8.   OTHER LONG-TERM INVESTMENTS

     This account consists of the following:
                                                         2002        2003
                                                      (Audited)   (Unaudited)
                                                      ---------   -----------
     Investments in:
        Shares of stock accounted for under
           the cost method - net                       317,451      218,820
        Garuda debt                                         --       41,425
        Convertible bonds - net                         54,750           --
     Equity securities which are available for sale         99          100
                                                       -------      -------
     Total                                             372,300      260,345
                                                       =======      =======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 June 30, 2003
                       With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

8.   OTHER LONG-TERM INVESTMENTS (continued)

     a. Investments in shares of stock which are accounted for under the cost method

                                                                Equity          Cost/
          2002 (Unaudited)                                   Interest (%)   Carrying Value
          ------------------------------------------------   ------------   --------------
          PT Pramindo Ikat Nusantara                               13.00       162,021
          The International Telecommunications
             Satellite Organization                                 0.34        97,427
          PT Datakom Asia                                           5.00        50,000
          ICO Global Communications (Holdings) Limited              0.87        49,977
          AlphaNet Telecom Inc.                                       --        32,149
          U.S.A. Global Link, Inc.                                 19.05        26,249
          Others (cost/carrying value below Rp 4,000 each)    0.40-19.00        13,153
                                                                               -------
          Total                                                                430,976
          Less allowance for decline in value                                  113,525
                                                                               -------
          Net                                                                  317,451
                                                                               =======

                                                               Equity           Cost/
          2003 (Audited)                                     Interest (%)   Carrying Value
          ------------------------------------------------   ------------   --------------
          PT Pramindo Ikat Nusantara                                9.10       113,415
          The International Telecommunications
             Satellite Organization                                 0.34        97,427
          PT Datakom Asia                                           5.00        50,000
          ICO Global Communications (Holdings) Limited              0.87        49,977
          AlphaNet Telecom Inc.                                       --        32,149
          U.S.A. Global Link, Inc.                                 19.05        26,249
          Others (cost/carrying value below Rp 4,000 each)    0.40-17.60         9,355
                                                                               -------
          Total                                                                378,572
          Less allowance for decline in value                                  159,752
                                                                               -------
          Net                                                                  218,820
                                                                               =======

     b.   Investments in convertible bonds

          As of June 30, 2002 and 2003, this account consists of:

                                                                2002         2003
                                                             (Audited)   (Unaudited)
                                                             ---------   -----------
          AlphaNet Telecom Inc.                                71,441       71,441
          PT Yasawirya Indah Mega Media                        18,000       18,000
          PT Cipta Televisi Pendidikan Indonesia              150,000           --
                                                              -------       ------
          Total                                               239,441       89,441
          Less allowance for decline in value                 184,691       89,441
                                                              -------       ------
          Net                                                  54,750           --
                                                              =======       ======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

8.   OTHER LONG-TERM INVESTMENTS (continued)

     The current economic condition faced by Indonesia (see Note 35) has substantially affected the Companies' other long-term investments. Consequently, the Companies have provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp 298,216 and Rp 249,193 as of June 30, 2002 and 2003, respectively, which the management believes is adequate to cover possible losses on the investments.

     PT Pramindo Ikat Nusantara ("PIN")

     In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme ("KSO"), PIN has taken over from Telkom the operations of Telkom's Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

     On April 19, 2002, Telkom and PIN stockholders, which include the Company, entered into a Conditional Sale and Purchase Agreement ("CSPA"), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately U.S.$ 381,499, in three share-purchase transactions, as follows:

     - 30% of the shares at the Initial Closing Date, which shall occur on August 1, 2002

     - 15% of the shares at the Interim Closing Date, which shall occur not later than September 30, 2003

     - 55% of the shares at the Subsequent Closing Date, which shall occur not later than December 31, 2004.

     Telkom paid approximately U.S.$ 9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation (one of PIN's stockholders), which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately U.S.$ 372,235, plus the corresponding interest for the applicable period, was settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

     Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp 3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

     In 2002, the Company received from Telkom U.S.$ 5,414 for the initial payment and Rp 32,199 for the working capital reimbursement.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

8.   OTHER LONG-TERM INVESTMENTS (continued)

     The International Telecommunications Satellite Organization ("Intelsat")

     Intelsat is an international organization providing worldwide telecommunications satellite services. The Company's investment in Intelsat was made in 1985.

     On July 18, 2001, Intelsat became a private company. The Company's capital contributions in Intelsat totalling U.S.$ 11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

     PT Datakom Asia ("DA")

     DA is the holding company for the companies in the Datakom group of companies engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

     In 1997, the Company purchased 5% equity interest in DA at the price of Rp 50,000 under the condition that DA or another appointed party would repurchase the Company's 5% equity interest in DA at the price of Rp 50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake its initial public offering ("IPO") of its shares by December 31, 1999. The interest rate is based on the average interest rate of three banks each, owned by the Government and the private sector, computed from the date the Company paid for its 5% equity interest. As of June 30, 2003, the Company has not yet completed its negotiations with DA on the repurchase as a result of the inability of DA to undertake its IPO.

     ICO Global Communications (Holdings) Limited ("I-CO")

     I-CO is a subsidiary of the International Mobile Satellite Organization ("Inmarsat") that is domiciled in the Bahamas and provides satellite constellation and related mobile services from, and based on, the satellites.

     AlphaNet Telecom Inc. ("ATI")

     ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants.

     The Company's investment in ATI was made in 1985 for CAD 15,750,000.

     In a separate agreement, the Company purchased convertible bonds of ATI at the principal amount of CAD 35,000,000. The bonds were issued in September 1997 and matured on September 13, 2002. The bonds earned quarterly interest at the Bank of Canada annual prime-lending rate adjusted annually on each anniversary date (issue date) to the rate prevailing on such date. The principal amount of the bonds was convertible into ATI's shares of stock at any time up to the maturity date at the conversion price of CAD 17.50 per share.

     In 1999, based on a resolution of its board of directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI. The liquidation process of ATI has not been completed as of June 30, 2003.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

8.   OTHER LONG-TERM INVESTMENTS (continued)

     U.S.A. Global Link, Inc. ("Global Link")

     In 1996, Sisindosat acquired 200,000 shares of Global Link, a company incorporated in the USA and engaged mainly in the provision of callback services. The acquisition cost of the shares was greater by Rp 44,507 than Sisindosat's equity interest in Global Link at the time the investment was made.

     As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

     PT Cipta Televisi Pendidikan Indonesia ("CTPI")

     CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company purchased 15 convertible bonds of CTPI at the nominal value of Rp 10,000 each.

     Following the default of CTPI to pay the principal and interest of the bonds on October 15, 2002 (the maturity date), the Company sent a redemption notice to CTPI to redeem the bonds. On October 16, 2002, the Company also sent a letter to PT Tridan Satriaputra, as guarantor of the bonds, to pay the bonds.

     Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company U.S.$ 5,000 in cash not later than March 31, 2003 and U.S.$ 10,000 in the form of registered transferable term loan of PT Garuda Indonesia ("the Garuda Debt"). The Company rejected the offer.

     In December 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to Rp 95,250.

     On June 6, 2003, the Company agreed to sell and transfer the CTPI bonds to PT Berkah Karya Bersama ("Financier") and the latter party agreed to purchase and accept the transfer from the Company, as set forth in a Settlement Agreement dated on the same date.

     The Financier shall pay a consideration of U.S.$ 5,000 in 3 installments amounting to U.S.$ 1,250, U.S.$ 1,250 and U.S.$ 2,500, in immediately available funds, not later than 7, 30 and 60 business days, respectively, as from the date of the agreement and transfer the Garuda Debt amounting to U.S.$ 10,000 to the Company. The proceeds obtained from the above cash payments and from the sale of the Garuda Debt will be transferred by the Financier into an Escrow Account (see Note 36a).

     As set forth in the Post Closing Disposal Agreement dated June 6, 2003, the Financier shall assist the Company to sell all of the Garuda Debt to a party, at a price to be agreed by the Company, within 365 days until August 5, 2004 ("Period of Transfer"). In the event the sale is not made during the Period of Transfer, within 7 days ("Period to Purchase I"), the Financier shall acquire the Garuda Debt at a net transfer price of 50% of the face value.

     In the event the sale has not been made during the Period of Purchase I, within 7 days ("Period of Purchase II), the Issuer shall acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale is not made during the Period to Purchase II, within 7 days PT Bhakti Assets Management, the Financier's stockholder, shall acquire the Garuda Debt at a net transfer price of 50% of the face value.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

8.   OTHER LONG-TERM INVESTMENTS (continued)

     PT Cipta Televisi Pendidikan Indonesia ("CTPI") (continued)

     As of June 30, 2003, the Garuda Debt was recognized by the Company at 50% of the face value (or U.S.$ 5,000, equivalent to Rp 41,425) since this is the portion of the Garuda Debt that is reasonably assured of being recovered.

     PT Yasawirya Indah Mega Media ("YIMM")

     In June 1998, IMM purchased 180 convertible bonds of YIMM with a nominal value of Rp 100 each. The bonds will mature in five years and earn interest at the rate of 29% per annum. Ten percent (10%) of the interest will be paid on a semi-annual basis, while the remainder will be paid when the bonds mature. At the maturity date, IMM has the option to convert a part or all of the bonds into YIMM's shares. The conversion price of the bonds shall be the market value of the shares at the time of conversion, but should not exceed Rp 18,000.

     The convertible bonds of YIMM are secured by YIMM shares owned by PT Yasawirya Tama Cipta ("YTC"), personal guarantee from one of YTC's stockholders, assets of YIMM which are not handed over to Badan Pelaksana Pengelolaan dan Pengembangan Taman Mini Indonesia Indah and accounts receivable of YIMM.

     As of June 30, 2003, the bonds have not been converted into YIMM shares.

9.   PROPERTY AND EQUIPMENT

     The details of property and equipment are as follows:

                                                                                2002 (Audited)
                                           ---------------------------------------------------------------------------------------
                                                                        Transactions during the Period
                                                        -------------------------------------------------------------
                                           Balance at                                                                    Balance
                                            Beginning                                                New Subsidiaries    at End
                                            of Period   Additions   Deductions   Reclassifications       Acquired       of Period
                                           ----------   ---------   ----------   -----------------   ----------------   ----------
     Carrying Value
     Landrights                               215,251     29,832          48            4,622                --           249,657
     Buildings                                265,434     18,671         259            1,549                --           285,395
     Submarine cables                         686,051         73          --            4,372                --           690,496
     Earth stations                           108,420         64          --               --                --           108,484
     Inland link                               78,180      5,999          --           79,331                --           163,510
     Switching equipment                      240,306      3,839          --           11,740                --           255,885
     Telecommunications peripherals           783,840     81,129          49           62,174                34           927,128
     Information technology equipment         426,757      2,706          --           27,300             6,418           463,181
     Office equipment                         774,552     38,428         664           42,538               458           855,312
     Building and leasehold improvements      174,006      4,579          --           13,421                --           192,006
     Vehicles                                  28,438      1,607       3,152               --                --            26,893
     Cellular technical equipment
        Base station subsystem              4,700,440    140,734          --          527,284                --         5,368,458
        Network switching subsystem         1,964,340     70,602          --           10,537                --         2,045,479

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

9.   PROPERTY AND EQUIPMENT (continued)

                                                                        2002 (Audited)
                                 ---------------------------------------------------------------------------------------
                                                           Transactions during the Period
                                 Balance at   -------------------------------------------------------------     Balance
                                 Beginning                                                 New Subsidiaries      at End
                                 of Period    Additions   Deductions   Reclassifications       Acquired        of Period
                                 ----------   ---------   ----------   -----------------   ----------------   ----------
        Operating support
           subsystem                395,337       5,097         --             3,865                --           404,299
     Satellite technical
        equipment Satellites        865,336     106,335         --                --                --           971,671
        Master control station      132,482      20,259         --               141                --           152,882
        Customer premises
           equipment                 64,892      18,561         --             8,066                --            91,519
     Transmission and cross-
        connection equipment
        Transmission
           equipment                403,675          --         --             2,426                --           406,101
        Cross-connection
           equipment                 23,363          --         --             3,927                --            27,290
     Properties under
        construction and
        installation              1,533,707     840,638         --          (803,293)               --         1,571,052
                                 ----------   ---------      -----          --------             -----        ----------
     Total                       13,864,807   1,389,153      4,172                --             6,910        15,256,698
                                 ----------   ---------      -----          --------             -----        ----------

     Accumulated Depreciation
     Buildings                      102,655      13,138        119                --                --           115,674
     Submarine cables               155,077      24,028         --                --                --           179,105
     Earth stations                  61,745       2,948         --                --                --            64,693
     Inland link                     19,145       4,018         --                --                --            23,163
     Switching equipment            103,573      11,547         --                --                --           115,120
     Telecommunications
        peripherals                 415,184      63,816         49                --                 5           478,956
     Information technology
        equipment                   279,892       8,425         --                --                --           288,317
     Office equipment               210,880      72,684        658                --             1,501           284,407
     Building and leasehold
        improvements                124,110      11,674         --                --                --           135,784
     Vehicles                         9,535       1,954        942                --                --            10,547
     Cellular technical
        equipment
        Base station subsystem    1,547,108     328,948         --                --                --         1,876,056
        Network switching
           subsystem                787,490     135,268         --                --                --           922,758
        Operating support
           subsystem                 46,324      25,466         --                --                --            71,790
     Satellite technical
        equipment
        Satellites                  271,842      54,475         --                --                --           326,317
        Master control station       35,673       7,919         --                --                --            43,592
        Customer premises
           equipment                  9,781       2,974         --                --                --            12,755
     Transmission and cross-
        connection equipment
        Transmission
           equipment                 76,631      18,380         --                --                --            95,011
        Cross-connection
           equipment                  8,046       2,163         --                --                --            10,209
                                 ----------   ---------      -----          --------             -----        ----------
     Total                        4,264,691     789,825      1,768                --             1,506         5,054,254
                                 ----------   ---------      -----          --------             -----        ----------
     Less impairment in value       131,209          --         --                --                --           131,209
                                 ----------   ---------      -----          --------             -----        ----------
     Net Book Value               9,468,907                                                                   10,071,235
                                 ==========                                                                   ==========

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

9.   PROPERTY AND EQUIPMENT (continued)

                                                               2003 (Unaudited)
                                     --------------------------------------------------------------------
                                     Balance at         Transactions during the Period           Balance
                                      Beginning   ------------------------------------------     at End
                                      of Period   Additions   Deductions   Reclassifications    of Period
                                     ----------   ---------   ----------   -----------------   ----------
     Carrying Value
     Landrights                         252,076         928         --                 --         253,004
     Buildings                          292,726      10,526        474             30,162         332,940
     Submarine cables                   724,170          --      1,767                933         723,336
     Earth stations                     108,484         334         --                 --         108,818
     Inland link                        166,137       4,617         --             26,424         197,178
     Switching equipment                278,428          --         --              9,667         288,095
     Telecommunications
        peripherals                     984,011      99,734      4,278             22,851       1,102,318
     Information technology
        equipment                       506,874      22,227         --             48,134         577,235
     Office equipment                   899,258      47,222      7,034             21,131         960,577
     Building and leasehold
        improvements                    224,712       6,698        651             57,723         288,482
     Vehicles                            28,180         881        155                 --          28,906
     Cellular technical equipment
        Base station subsystem        6,558,179     247,331         --            576,517       7,382,027
        Network switching
           subsystem                  2,436,000     123,485         --            318,407       2,877,892
        Operating support
           subsystem                    444,984      24,742         --             11,851         481,577
     Satellite technical equipment
        Satellites                      979,473       7,203         --                 --         986,676
        Master control station          153,077          --         --                 --         153,077
        Customer premises
           equipment                     96,377          --         --              5,979         102,356
     Transmission and cross-
        connection equipment
        Transmission equipment          406,191          --         --              4,866         411,057
        Cross-connection
           equipment                     27,590          --         --              1,038          28,628
     Properties under construction
        and installation              2,272,471   1,001,480     34,767         (1,135,683)      2,103,501
                                     ----------   ---------     ------         ----------      ----------
     Total                           17,839,398   1,597,408     49,126                 --      19,387,680
                                     ----------   ---------     ------         ----------      ----------
     Accumulated Depreciation
     Buildings                          130,054       9,340         --                 --         139,394
     Submarine cables                   205,312      24,348      1,201                 --         228,459
     Earth stations                      67,608       2,738         --                 --          70,346
     Inland link                         28,729       5,684         --                 --          34,413
     Switching equipment                125,670      10,158         --                 --         135,828
     Telecommunications
        peripherals                     531,776      78,855      4,278                 --         606,353
     Information technology
        equipment                       303,285      43,180         --                 --         346,465
     Office equipment                   353,543      55,911      4,535                 --         404,919
     Building and leasehold
        improvements                    148,076      16,877        146                 --         164,807
     Vehicles                            11,811       2,503        155                 --          14,159
     Cellular technical equipment
        Base station subsystem        2,269,942     366,887         --                 --       2,636,829
        Network switching
           subsystem                  1,080,531     144,728         --                 --       1,225,259
        Operating support
           subsystem                     99,986      28,353         --                 --         128,339

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

9.   PROPERTY AND EQUIPMENT (continued)

                                                               2003 (Unaudited)
                                     --------------------------------------------------------------------
                                     Balance at         Transactions during the Period           Balance
                                     Beginning    ------------------------------------------     at End
                                     of Period    Additions   Deductions   Reclassifications    of Period
                                     ----------   ---------   ----------   -----------------   ----------
     Satellite technical equipment
        Satellites                      395,658     25,526          36            --              421,148
        Master control station           53,518      2,773          --            --               56,291
        Customer premises
           equipment                     17,828      3,108          --            --               20,936
     Transmission and cross-
        connection equipment
        Transmission equipment          113,393      6,923          --            --              120,316
        Cross-connection
           equipment                     12,213        529          --            --               12,742
                                     ----------    -------      ------           ---           ----------
     Total                            5,948,933    828,421      10,351            --            6,767,003
                                     ----------    -------      ------           ---           ----------
     Less impairment in value           131,209         --          --            --              131,209
                                     ----------    -------      ------           ---           ----------
     Net Book Value                  11,759,256                                                12,489,468
                                     ==========                                                ==========

     The submarine cables represent the Company's proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

     For the six months ended June 30, 2002 and 2003, the Companies sold certain property and equipment as follows:

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Proceeds from sale                                    3,616        3,535
     Net book value                                       (2,347)      (4,008)
                                                          ------       ------
     Gain (loss)                                           1,269         (473)
                                                          ======       ======

     Depreciation charged to operations amounted to Rp 789,825 in 2002 and Rp 828,421 in 2003.

     In 1999, Satelindo assessed its property and equipment in connection with indications of assets impairment. Based on the assessment, Satelindo provided an impairment reserve amounting to Rp 131,209 for certain property and equipment whose carrying value exceeded their recoverable amount. Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48, "Impairment of Assets Value", except as already recognized by Satelindo.

     As of June 30, 2003, the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for U.S.$ 1,666,148 and Rp 2,774,991, including insurance on Satelindo's satellite amounting to U.S.$ 1,553,180 which is used as collateral for its long-term debts (see Notes 14 and 15). In management's opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

9.   PROPERTY AND EQUIPMENT (continued)

     As of June 30, 2003, 27.50% of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by Satelindo, IM3 and Lintasarta (see Note 14).

     The details of the Companies' properties under construction and installation as of June 30, 2002 and 2003 are as follows:

                                           Percentage of   Acquisition      Estimated Date
             2002 (Audited)                 Completion        Cost          of Completion
     -----------------------------------   -------------   -----------   --------------------
     Cellular technical equipment             40 - 60         906,241    September 2002
     Telecommunications peripherals           20 - 60         391,221    July - December 2002
     Submarine cables                              46         186,692    July - December 2002
     Satellite technical equipment            22 - 30          21,449    November 2002
     Inland link                              70 - 92          17,447    July - December 2002
     Building and leasehold improvements      10 - 65          14,708    September 2002
     Transmission and cross-connection
        equipment                             55 - 65          14,117    September 2002
     Others                                   10 - 90          19,177    July - December 2002
                                                            ---------
     Total                                                  1,571,052
                                                            =========

                                           Percentage of   Acquisition       Estimated Date
             2003 (Audited)                 Completion        Cost           of Completion
     -----------------------------------   -------------   -----------   ----------------------
     Cellular technical equipment             25 - 95       1,327,393    September 2003
     Telecommunications peripherals           15 - 95         460,927    July - December 2003
     Submarine cables                              97         154,886    December 2003
     Building and leasehold improvements      30 - 90          22,009    August - October 2003
     Switching equipment                      90 - 95          20,047    September 2003
     Inland link                              47 - 95          17,733    August - November 2003
     Satellite technical equipment            30 - 40          13,356    August 2003
     Building                                 20 - 90           7,281    July - December 2003
     Transmission and cross-connection
        equipment                             60 - 70           5,836    August 2003
     Information technology equipment         50 - 70           2,374    August - December 2003
     Others                                   30 - 95          71,659    July 2003 - June 2004
                                                            ---------
     Total                                                  2,103,501
                                                            =========

     Borrowing costs capitalized to properties under construction and installation during the period are as follows:

                               2002          2003
                             (Audited)   (Unaudited)
                             ---------   -----------
     Interest expense          7,188       48,737
     Foreign exchange loss       212          237

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

10.  GOODWILL

     Goodwill arose from the acquisition of 25% equity interest in Satelindo in June 2002 amounting to Rp 2,055,329 (see Note 1d) and from the acquisition of 100% equity interest in Bimagraha in 2001 amounting to Rp 2,728,393.

     The analysis of goodwill is as follows:

                                                           2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Balance at beginning of period                      2,410,080    4,125,038*
     Addition                                            2,055,329           --
     Amortization                                         (275,123)    (148,278)
                                                         ---------    ---------
     Balance at end of period                            4,190,286    3,976,760
                                                         =========    =========

     * As of January 1, 2003, a part of the balance of goodwill amounting to Rp 413,126, (net of amortization) which resulted from the deferred tax liability on the excess of fair value over book value, is presented gross of the applicable deferred tax liability, while prior to 2003, it was presented net of such deferred tax liability.

     Effective January 1, 2003, the Company changed the goodwill amortization period from five years to become fifteen years (see Note 21), which decreased amortization by Rp 345,184 in 2003.

11.  LONG-TERM ADVANCES

     This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

12.  TAXES PAYABLE

     The taxes payable as of June 30, 2002 and 2003 are as follows:

                                                           2002          2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Estimated corporate Income Tax payable, less tax
        prepayments of Rp 115,781 in 2002 and
        Rp 170,147 in 2003                                  92,442     201,936
     Income Taxes:
        Article 21                                          11,597      11,602
        Article 22                                             420         135
        Article 23                                          22,650      29,512
        Article 25                                          18,704      27,113
        Article 26                                           3,114       6,023
        Article 29                                         826,467         243
     Value Added Tax ("VAT")                                26,779      55,993
     Others                                                    248       1,382
                                                         ---------     -------
     Total                                               1,002,421     333,939
                                                         =========     =======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

12.  TAXES PAYABLE (continued)

     The reconciliation between income before Income Tax and estimated taxable income of the Company for the six months ended June 30, 2002 and 2003 is as follows:

                                                           2002          2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Income before Income Tax per consolidated
        statements of income                             1,369,655     978,826
     Subsidiaries' income before Income Tax and effect
        of inter-company consolidation eliminations       (647,461)   (393,735)
                                                         ---------    --------
     Income before Income Tax of the Company               722,194     585,091

     Positive adjustments
        Interest expense on loans used to finance
           shares acquisition                                1,583     124,867
        Employee benefits                                    4,349      55,861
        Interest on tax installments                        67,342          --
        Provision for decline in value of other
           long-term investments                            30,250          --
        Provision for doubtful accounts                     15,349          --
        Others                                              11,917       8,454

     Negative adjustments
        Amortization of goodwill                          (278,744)   (273,566)
        Equity in net income of subsidiaries/investees    (130,203)   (239,112)
        Interest income already subjected to final tax    (148,818)    (37,227)
        Reversal of allowance for doubtful accounts             --     (20,688)
        Depreciation - net                                  (5,491)     (5,079)
        Net periodic pension cost                           (6,405)     (2,395)
                                                         ---------    --------
     Estimated taxable income of the Company               283,323     196,206
                                                         =========    ========

     The computation of the total Income Tax expense for the six months ended June 30, 2003 and 2002 is as follows:

                                                               2002         2003
                                                             (Audited)   (Unaudited)
                                                             ---------   -----------
     Estimated taxable income of the Company                  283,323      196,206
                                                              =======      =======
     Income Tax expense - current (at statutory tax rates)
        Company                                                84,988       58,853
        Subsidiaries                                          123,235      313,230
                                                              -------      -------
     Total Income Tax expense - current                       208,223      372,083
                                                              -------      -------

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

12. TAXES PAYABLE (continued)

                                                                 2002         2003
                                                              (Audited)   (Unaudited)
                                                              ---------   -----------
     Income Tax expense (benefit) - deferred
        Effect of temporary differences at enacted
           maximum tax rate (30%)
           Company
              Amortization of goodwill                          83,623       82,070
              Equity in net income of investees                 39,061       71,734
              Reversal of allowance (provision) for
                 doubtful accounts                              (4,605)       6,207
              Interest expense on loans used to finance
                 shares acquisition                               (475)     (37,460)
              Provision for decline in value of
                 other long-term investments                    (9,075)          --
              Others                                             3,568        1,579
                                                               -------      -------
           Sub-total                                           112,097      124,130
                                                               -------      -------
           Subsidiaries
              Equity in net income of investees                111,346       88,850
              Depreciation - net                               (65,076)      54,411
              Tax loss carry-overs applied (tax loss) - net    276,131      (67,123)
              Valuation allowance - net                        (26,953)          --
              Others                                             4,055       (4,361)
                                                               -------      -------
           Sub-total                                           299,503       71,777
                                                               -------      -------
     Income Tax expense - deferred                             411,600      195,907
                                                               -------      -------
     Total Income Tax expense                                  619,823      567,990
                                                               =======      =======

     The computation of the estimated Income Tax payable for the six months ended June 30, 2002 and 2003 is as follows:

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Income Tax expense - current
        Company                                            84,988       58,853
        Subsidiaries                                      123,235      313,230
                                                          -------      -------
     Total Income Tax expense - current                   208,223      372,083
                                                          -------      -------

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

12. TAXES PAYABLE (continued)

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Less prepayments of Income Tax of the Company
        Article 23                                         41,530       10,584
        Article 25                                        132,805       30,867
                                                          -------      -------
     Total prepayments of Income Tax of the Company       174,335       41,451
                                                          -------      -------
     Less prepayments of Income Tax of Subsidiaries
        Article 22                                          4,708       26,592
        Article 23                                         15,898       28,804
        Article 25                                         10,187       89,925
                                                          -------      -------
     Total prepayments of Income Tax of Subsidiaries       30,793      145,321
                                                          -------      -------
     Total prepayments of Income Tax                      205,128      186,772
                                                          -------      -------
     Estimated Income Tax payable
        Company                                                --       17,402
        Subsidiaries                                       92,442      184,534
                                                          -------      -------
     Total estimated income tax payable                    92,442      201,936
                                                          =======      =======
     Claims for tax refund (presented as part of
        "Prepaid Taxes and Expenses")
        Company                                           (89,347)          --
        Subsidiaries                                           --      (16,625)
                                                          -------      -------
     Total claims for tax refund                          (89,347)     (16,625)
                                                          =======      =======

     The reconciliation between the Income Tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before Income Tax of the Company and Subsidiaries, and the total Income Tax expense as shown in the consolidated statements of income for the six months ended June 30, 2002 and 2003 is as follows:

                                                              2002         2003
                                                            (Audited)   (Unaudited)
                                                            ---------   -----------
     Income before Income Tax per consolidated
        statements of income                                1,369,655      978,826
     Company's equity in Subsidiaries' income
        before Income Tax and reversal of
        inter-company consolidation eliminations              884,724      840,160
                                                            ---------    ---------
     Combined income, net of loss, before Income
        Tax of the Company and Subsidiaries                 2,254,379    1,818,986
                                                            =========    =========
     Income Tax expense at the applicable tax rate of 30%     676,314      545,696

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

12. TAXES PAYABLE (continued)

                                                           2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Tax effect on permanent differences
        Interest on tax installments                       20,203           --
        Employee benefits                                   9,494       21,232
        Interest expense                                       --       14,996
        Interest income already subjected to final tax    (64,805)     (24,498)
        Others                                              6,693        7,274
     Adjustment due to tax audit and others                (1,123)       3,290
     Reversal of valuation allowance for unrecoverable
        deferred tax assets                               (26,953)          --
                                                          -------      -------
     Total Income Tax expense per consolidated
        statements of income                              619,823      567,990
                                                          =======      =======

     The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of June 30, 2002 and 2003 are as follows:

                                                             2002        2003
                                                          (Audited)   (Unaudited)
                                                          ---------   -----------
     Company
        Deferred tax assets
           Interest expense on loans used to finance
              share acquisition                                475       87,843
           Allowance for decline in value of
              investments in associated companies
              and other long-term investments               94,926       81,344
           Allowance for doubtful accounts - net            34,805       29,530
           Investments in subsidiaries/associated
              companies                                    128,405           --
           Others                                            9,783        5,566
                                                           -------    ---------
        Total                                              268,394      204,283
                                                           -------    ---------
        Deferred tax liabilities
           Excess of fair value over book value
              (see Note 10)                                     --      436,768
           Goodwill                                        189,184      354,878
           Property and equipment                          116,846      130,985
           Difference in transactions of equity changes
              in associated companies/subsidiaries         121,798      121,837
        Other                                                   --        4,988
                                                           -------    ---------
        Total                                              427,828    1,049,456
                                                           -------    ---------

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

12.  TAXES PAYABLE (continued)

                                                                 2002         2003
                                                              (Audited)   (Unaudited)
                                                              ---------   -----------
     Deferred tax liabilities - net of the Company             159,434       845,173
                                                               -------     ---------

     Subsidiaries (Bimagraha, Satelindo, Asiatel and APE
        in 2002; Bimagraha and Satelindo in 2003)
        Deferred tax assets
           Allowance for doubtful accounts - net               127,917        73,878
           Others                                                5,461         9,962
                                                               -------     ---------
        Total                                                  133,378        83,840
        Valuation allowance                                    (78,631)       (3,500)
                                                               -------     ---------
        Net                                                     54,747        80,340
                                                               -------     ---------
        Deferred tax liabilities
           Investments in subsidiaries/associated companies    167,328       323,913
           Property and equipment                              102,546       224,745
                                                               -------     ---------
        Total                                                  269,874       548,658
                                                               -------     ---------
     Net deferred tax liabilities of the Subsidiaries          215,127       468,318
                                                               -------     ---------
     Total deferred tax liabilities                            374,561     1,313,491
                                                               =======     =========

     Subsidiaries (IM3, Sisindosat, Lintasarta, IMM and
        Indosatcom in 2002; IM3, Sisindosat, Lintasarta,
        IMM, Asiatel and APE in 2003)
        Deferred tax assets
           Tax loss carry-over                                  59,757       213,665
           Allowance for doubtful accounts - net                26,015        34,258
           Allowance for decline in value of
              investments in associated companies
              and other long-term investments                   21,774        25,533
           Others                                                8,859        10,464
                                                               -------     ---------
        Total                                                  116,405       283,920
        Valuation allowance                                    (15,747)      (15,747)
                                                               -------     ---------
        Net                                                    100,658       268,173
                                                               -------     ---------
        Deferred tax liabilities
           Property and equipment                                6,818       110,271
           Others                                                1,617         5,701
                                                               -------     ---------
        Total                                                    8,435       115,972
                                                               -------     ---------
     Deferred tax assets - net                                  92,223       152,201
                                                               =======     =========

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

12.  TAXES PAYABLE (continued)

     Based on Decision Letter No. KEP-02/WPJ.07/KP.0105/2002 dated March 26, 2002 of the Director General of Taxation, the Company obtained approval to pay the Income Tax payable Article 29 for fiscal year 2001 amounting to Rp 1,893,981 in nine installments up to December 25, 2002 with interest at 2% per month. As of December 31, 2002, the Company had fully paid the installments.

     No Income Tax expense - current was provided for Asiatel, IM3, Bimagraha and Indosatcom in 2002, and Sisindosat, Asiatel, IM3, Bimagraha, IMM and APE in 2003 since, after considering the tax losses from previous periods, they are still in a tax loss position.

13.  ACCRUED EXPENSES

     This account consists of the following:

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Concession fee                                       170,989      187,613
     Employee benefits                                     66,082      172,932
     Interest                                              55,827       87,984
     Network repairs and maintenance                       20,122       13,141
     Rental                                                14,883       10,108
     Others                                                65,889       73,779
                                                          -------      -------
     Total                                                393,792      545,557
                                                          =======      =======

14.  LONG-TERM DEBTS

     This account consists of the following:

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Related parties
        Syndicated loan facility                                --    1,330,000
        BNI (U.S.$ 75,000)                                      --      621,375
        Government of the Republic of Indonesia             10,252        5,241
        Mandiri                                          1,500,478          314
        Other                                                  892           --
     Third parties                                       2,186,480    1,871,612
                                                         ---------    ---------
     Total long-term debts                               3,698,102    3,828,542
                                                         ---------    ---------
     Less current maturities
        Related party
           Government of the Republic of Indonesia           5,010        5,241
        Third parties                                      631,994      570,170
                                                         ---------    ---------
     Total current maturities                              637,004      575,411
                                                         ---------    ---------
     Long-term portion                                   3,061,098    3,253,131
                                                         =========    =========

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

14.  LONG-TERM DEBTS (continued)

     The loans from related parties consist of the following:

     a.   Syndicated Loan Facility

          On August 7, 2002, IM3 obtained a long-term credit facility of Rp 1,500,000 from the following syndicated banks:

                       Bank                                            Amount
                       ----                                          ---------
          Mandiri*                                                   1,000,000
          BNI*                                                         230,000**
          BCA                                                          100,000
          Danamon                                                       50,000
          BRI*                                                          50,000
          PT Bank Syari'ah Mandiri (Syari'ah Mandiri)*                  50,000
          Bukopin                                                       20,000
                                                                     ---------
          Total                                                      1,500,000
                                                                     =========

          *    related parties
          **   including Rp 30,000 loan from Syari'ah Business Division

          Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3's GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

          The loans bear interest in accordance with the prime rate of the syndicated banks. The interest rates ranged from 18% to 20% per annum from the loan commencement up to June 30, 2003. The loans are payable semi-annually. The first to fourth installments of 15% each of the principal amounts are payable from February 2005 to August 2006. The fifth and sixth installments of 20% of the principal amounts are payable until maturity date (August 2007).

          As of June 30, 2003, the full amount of the facility has been drawn.

          Based on the credit facility agreement, IM3 should maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months' interest.

          The loans are collateralized by IM3's moving assets, either tangible or intangible, either existing or will be available in the future.

     b.   BNI

          On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of U.S.$ 75,000 (equivalent to Rp 621,375 as of June 30, 2003). Interest is at LIBOR plus 6.15% which is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan is collateralized by 9,615,385 shares of Satelindo.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

14.  LONG-TERM DEBTS (continued)

     b.   BNI (continued)

          The proceeds of the loan were used to refinance the loan obtained from Mandiri (see point d.1. below).

          Based on the loan agreement, the Company is required to comply with, among others, the following covenants:

          -    maintain current ratio of 110% at the minimum
          -    maintain debt-to-equity ratio (DER) of 233% at the maximum

     c.   Government of the Republic of Indonesia

          The proceeds of the Company's loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia - Middle East - Western Europe 2 submarine cables. The loan bore interest at annual rates ranging from 13.79% to 14.86% in 2002 and of 13.79% in 2003. These rates represent the lower between:

          . Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin, and

          . Average interest rate for three-month period of time deposits from five (5) state-owned banks, plus 1% margin.

          The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company ("two-step loan"). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers. The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal. The Company's obligation to the Government is based on the rupiah equivalent at the date of withdrawal.

     d.   Mandiri

          1)   The Company

               On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp 1,500,000. This facility was used by the Company as a bridging financing for the acquisition of 25% equity interest of Satelindo from DeTeAsia (see Note 1d). The loan was originally scheduled to mature on December 26, 2002. Interest is payable on a monthly basis at the annual fixed interest rate of 19%.

               In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point b. above) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see Note 15).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

14.  LONG-TERM DEBTS (continued)

     d.   Mandiri (continued)

          2)   Sisindosat

               On June 14, 2002, Sisindosat obtained investment loan facility from Mandiri amounting to Rp 478. The loan matures on June 14, 2005 and bears interest at the annual rate of 19.5%. The outstanding balance of this loan as of June 30, 2003 is Rp 314.

               Sisindosat also obtained a working capital loan facility with balances amounting to Rp 4,684 and Rp 1,700 as of June 30, 2002 and 2003, respectively. The loan has a maturity date of less than a year and is presented as part of "Short-term Loans".

     The loans from third parties consist of the following:

                                                                  2002         2003
                                                               (Audited)   (Unaudited)
                                                               ---------   -----------
     GECA Credit
        Tranche 1 (U.S.$ 108,008 in 2002 and
           U.S.$ 92,205 in 2003)                                 942,911      763,918
        Tranche 2 (U.S.$ 7,574 in 2002 and
           U.S.$ 5,680 in 2003)                                   66,120       47,064
     BCA(U.S.$ 40,000)                                                --      331,400
     Debt Facility with Alcatel CIT and PT Alcatel Enkomindo
        (U.S.$ 58,000 in 2002 and U.S.$ 34,800 in 2003)          506,340      288,318
     Syndicated Loan Facility (refer to previous section on
        loans from related parties)
        BCA                                                           --      100,000
        Danamon                                                       --       50,000
        Bukopin                                                       --       20,000
     Ex - Indonesian Bank Restructuring
        Agency ("IBRA") Term Loan (U.S.$ 41,202
        in 2002 and U.S.$ 11,373 in 2003)                        359,694       94,228
     Term Loan with IntesaBci S.p.A./Deutsche Bank AG
        as the Facility Agent (U.S.$ 27,384 in 2002 and
        U.S.$ 7,067 in 2003)                                     239,064       58,556
     Import Sight Letter of Credit ("L/C") Facility and
        Investment Credit Facility from PT Bank Niaga Tbk         43,169       93,699
     Others (including U.S.$ 79 in 2002)                           1,038        1,206
                                                               ---------    ---------
     Sub-total                                                 2,158,336    1,848,389
     Deferred result of debt restructuring                        28,144       23,223
                                                               ---------    ---------
     Total                                                     2,186,480    1,871,612
     Less current maturities (including U.S.$ 70,050
        in 2002 and U.S.$ 64,089 in 2003)                        631,994      570,170
                                                               ---------    ---------
     Net                                                       1,554,486    1,301,442
                                                               =========    =========

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

14.  LONG-TERM DEBTS (continued)

     a.   GECA Credit

          In 1997, Satelindo entered into a loan agreement with a consortium of banks led by Commerzbank Aktiengesellschaft, Frankfurt am Main ("Commerzbank AG"), as well as with 3 other banks as lenders, which provided a loan amounting to U.S.$ 114,988 to finance Satelindo's importation of GSM equipment from Siemens AG, Germany.

          The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany, represented by HERMES Kreditversicherungs AG ("Hermes"), Hamburg.

          On October 29, 1999, Siemens AG repaid the amount of U.S.$ 3,028 to Commerzbank AG due to Satelindo's return of certain GSM equipment to Siemens AG. Subsequently, on December 22, 1999, Satelindo, Siemens AG, Commerzbank AG and Hermes agreed to divide the outstanding balance of the loan into two tranches in addendum No. 1 to the loan agreement:

          - Loan Tranche 1 represents a portion of the loan amounting to U.S.$ 99,652 for which deliveries and services have already been made and rendered. Interest is payable at 2.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

          - Loan Tranche 2 represents a portion of the loan amounting to U.S.$ 12,308 for deliveries and services in connection with a Y2K compliance package and a Hot Billing System. Interest is payable at 0.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

          The GECA credit agreement, through Amendment Agreement No. 2, superseded the above Tranche 1 of the export credit facility as a result of the debts restructuring on May 30, 2000 (see Note 29a).

          The loan will mature on October 31, 2006.

          The credit facility under the GECA credit agreement is collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

     b.   BCA

          On December 3, 2002, the Company entered into a loan agreement with a total facility of U.S.$ 40,000 to refinance the balance of a previous loan with an original amount of U.S.$ 75,000 obtained in July 2002 and matured in January 2003. The latter was used to finance the capital injection in Satelindo (see Note 1d). The loan is payable in quarterly installments of U.S.$ 3,333 starting on March 23, 2005 up to December 23, 2007. Interest is payable quarterly at 5.9% over the interest rate of three-month time deposits in U.S. dollar from BCA. The loan is collateralized by the Company's investments in shares of Satelindo with a minimum amount of 125% of the total loan facility.

          The previous loan was partially settled in the amount of U.S.$ 35,000, of which U.S.$ 10,000 was financed by a part of the proceeds from the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see
          Note 15) in December 2002. In January 2003, the Company made another payment of U.S.$ 25,000.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

14.  LONG-TERM DEBTS (continued)

     c.   Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

          Satelindo entered into a debt facility deed ("debt facility") with Alcatel CIT and PT Alcatel Enkomindo ("Enkomindo") on March 14, 2000 for a total credit facility of U.S.$ 116,000 of which U.S.$ 23,200 was paid in 2000. The debt facility replaced a settlement agreement in 1999 regarding cellular equipment and related services that were previously purchased under various orders.

          This debt facility is collateralized by all equipment units delivered to Satelindo by the creditors, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The equipment units have a total net book value of Rp 640,713 as of June 30, 2003.

          The loan will mature on September 30, 2004.

     d.   Ex - IBRA Term Loan

          This was an investment credit facility amounting to U.S.$ 70,000 obtained by Satelindo in 1996 from PT Bank Ekspor Impor Indonesia, which was then merged into Mandiri. The credit facility was collateralized by radio base station equipment located in Jakarta.

          Due to the restructuring of Mandiri in 1999, the credit facility was handed over to IBRA (see Note 29a).

          On August 21, 2000, IBRA sold all of its rights, title and benefits related to the credit facility to Salomon Brothers Holding Company Inc, USA ("Salomon"). The principal outstanding at that time was U.S.$ 65,402.

          Subsequently, the rights, title and benefits related to the credit facility were sold to several other creditors. As of June 30, 2002 and 2003, the outstanding principal is payable to the following creditors:

                                                                    2002          2003
                                                                  (Audited)   (Unaudited)
                                                                  ---------   -----------
          PT Bank Central Asia Tbk (U.S.$ 3,314)                        --       27,455
          Deutsche Bank AG, London (U.S.$ 2,421)                        --       20,057
          Farallon Capital Management, LLC, USA
             (U.S.$ 17,063 in 2002 and U.S.$ 2,198 in 2003)        148,961       18,209
          Ta Chong Bank OBU, Singapore
             (U.S.$ 7,352 in 2002 and U.S.$ 2,028 in 2003)          64,186       16,807
          PT Bank CIC International Tbk (U.S.$ 2,922 in 2002
             and U.S.$ 807 in 2003)                                 25,509        6,686
          Asia Debt Recovery Company Limited, Hong Kong
             (U.S.$ 2,192 in 2002 and U.S.$ 605 in 2003)            19,132        5,014
          Salomon (U.S.$ 8,021)                                     70,020           --
          Lehman Brothers Opportunity Limited, Japan
             (U.S.$ 3,652)                                          31,886           --
                                                                   -------       ------
          Total                                                    359,694       94,228
                                                                   =======       ======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

14.  LONG-TERM DEBTS (continued)

     d.   Ex - IBRA Term Loan (continued)

          Interest is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each interest period (see Note
          29a) over the six-month LIBOR, which is adjusted on a semi-annual basis.

          The loan will mature on December 31, 2003.

          The credit facility under this term loan agreement is collateralized by radio base station equipment located in Jakarta, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The radio base station equipment has a total net book value of Rp 77,045 as of June 30, 2003.

     e.   Term Loan with IntesaBci S.p.A./Deutsche Bank AG as the Facility Agent

          This term loan agreement supersedes a Letter of Credit ("L/C") Agreement in 1997 and a term loan facility in 1998 with PT Bank Paribas - BBD.

          Pursuant to the Master Restructuring Agreement ("MRA") dated May 30, 2000 (see Note 29a), the L/C Agreement has been converted into a Term Loan Agreement with IntesaBci S.p.A (formerly Banca Commerciale Italiana), Singapore Branch, acting as the facility agent for a consortium of lenders. On July 26, 2002, the position of IntesaBci S.p.A. as Satelindo's facility agent for this loan was taken over by Deutsche Bank AG, London.

          The term loan matures on December 31, 2003. Interest is payable on a semi-annual basis commencing on January 1, 2000 at LIBOR plus the applicable margin during the interest period.

          The term loan is collateralized by Satelindo's cellular equipment units which were acquired using the L/C facility in 1998 and 1999, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The cellular equipment units have a total net book value of Rp 162,848 as of June 30, 2003.

     f. Import Sight L/C Facility and Investment Credit Facility from PT Bank Niaga Tbk

          On October 16, 2001, Lintasarta obtained facilities from PT Bank Niaga Tbk ("Niaga") as follows:

          . Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp 130,000 wherein 10% of the facility will be financed by Lintasarta itself and 90% of the facility or Rp 117,000 will be financed through investment credit facility. The facility also includes local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp 26,000. This facility expired on December 31, 2002.

          . Investment credit facility amounting to Rp 117,000 for financing the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The loan will mature on October 16, 2005. The repayment of the principal starts on January 16, 2003, with installments amounting to Rp 9,750 payable quarterly.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

14.  LONG-TERM DEBTS (continued)

     f. Import Sight L/C Facility and Investment Credit Facility from PT Bank Niaga Tbk (continued)

          The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) with a net book value of Rp 92,381 (see Note 9), receivables from frame relay amounting to Rp 26,815 (see
          Note 6) and time deposit placed in Niaga amounting to Rp 10,000 (presented as part of "Non-current Assets - Others"). Lintasarta is required to obtain written approval from Niaga if:

          .    The combined ownership of the Company and Yayasan Kesejahteraan
               Karyawan Bank Indonesia in Lintasarta shall become less than 51%
               during the facility period;
          .    Lintasarta will obtain new debts;
          .    Lintasarta will invest in other than Lintasarta's current
               business; Lintasarta is also required to maintain certain financial ratios and the dividends distribution should not be more than 50% of the current year's net income.

          As of June 30, 2002, Lintasarta has used the facility amounting to Rp 43,169, and Rp 70,030 in the second semester of 2002. In 2003, Lintasarta repaid two installments totalling Rp 19,500 resulting in the outstanding balance of Rp 93,699 as of June 30, 2003.

     In accordance with Schedule 3 - Prepayment Schedule (Appendix A subpart 2.03) and Appendix A subpart 2.02(b)(i), "Mandatory Prepayment - Equity Issue" of the MRA (see Note 29a) dated May 30, 2000, the capital injection made by Indosat on July 25, 2002 (see Note 1d) qualified to be applied to the extent of 75% of such aggregate capital injection towards the prepayment of the aggregate principal of and accrued interest on the long-term debts of Satelindo. Therefore, on July 28, 2002, Satelindo made the prepayment totalling U.S.$ 56,250 to the following creditors using the allocation factors stipulated in the MRA:

                    Creditors                     Amount
     ------------------------------------      -----------
     Guaranteed Floating Rate Bondholders
        (see Note 15)                          U.S.$33,840
     Commerzbank AG - Tranche 1                     17,010
     Ex - IBRA                                       3,246
     PT Bank Paribas - BBD                           2,154
                                               -----------
     Total                                     U.S.$56,250
                                               ===========

     The aggregate principal included in the above-mentioned prepayments shall be compensated with the latest schedule of the repayment of the debts (see
     Note 29a). In addition, based on the MRA, the above-mentioned capital injection meets the criteria of a Qualified Offering. Therefore, after completing a Qualified Offering, some covenants are automatically waived by the creditors such as those relating to the limitation in the amount of annual capital expenditures, restrictions on payments of dividends and permitted investments, and the obligation to make a mandatory prepayment from the excess cash calculated at each year-end. However, the obligation to make mandatory prepayments still applies when Satelindo either: (i) receives certain amounts of net proceeds from another equity offering, or
     (ii) receives certain amounts from the sale of its assets in a fiscal year.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

15.  BONDS PAYABLE

     As of June 30, 2002 and 2003, this account consists of:

                                                                  2002        2003
                                                               (Audited)   (Unaudited)
                                                               ---------   -----------
     Guaranteed Floating Rate Bonds (U.S.$ 214,890 in
        2002 and U.S.$ 181,280 in 2003)                        1,875,990    1,501,906
     Deferred result of debt restructuring                        76,537       72,560
                                                               ---------    ---------
     Sub-total                                                 1,952,527    1,574,466

     Second Indosat Bonds in Year 2002 with Fixed and
        Floating Rates                                                --    1,075,000
     First Indosat Bonds in Year 2001 with Fixed
        and Floating Rates                                     1,000,000    1,000,000
     Indosat Syari'ah Mudharabah Bonds in Year 2002                   --      175,000
     Bonds issued by Lintasarta*                                   6,106       36,542
                                                               ---------    ---------
     Total                                                     2,958,633    3,861,008
                                                               =========    =========

     * after elimination of convertible bonds issued to the Company amounting to Rp 13,893 in 2002 and Rp 23,457 in 2003.

     Guaranteed Floating Rate Bonds

     The Guaranteed Floating Rate Bonds represent bonds originally totalling U.S.$ 214,890 issued on May 30, 2000 to third parties by Satelindo through SIB, with The Bank of New York as trustee. In accordance with the provisions of an MRA (see Note 29a) and further agreements mentioned in the MRA, the bonds replaced the promissory notes issued by Satelindo, through SIB, in 1998 that became overdue in 1999 and defaulted. As defined in the bonds indenture, the bonds were issued in three series, which are known and designated as the Guaranteed Floating Rate Bonds due 2004 ("2004 Bonds"), the Guaranteed Floating Rate Bonds due 2005 ("2005 Bonds") and the Guaranteed Floating Rate Bonds due 2006 ("2006 Bonds").

     The terms of the indenture governing the bonds contain covenants limiting, among other things, the issuance of additional indebtedness by Satelindo, sale and purchase of assets, liens and pari-passu indebtedness, maintenance of certain financial ratios, insurance requirements and capital expenditures.

     The bonds are collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

     Interest on the bonds is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each period (see Note 29a).

     Satelindo has unconditionally guaranteed the payment of the obligations of SIB in respect of the bonds. The guarantee is on a pari-passu basis with other existing and future senior indebtedness of Satelindo.

     In July 2002, Satelindo made a prepayment amounting to U.S.$ 33,610 (see
     Note 14).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

15.  BONDS PAYABLE (continued)

     Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

     On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates ("Second Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp 1,075,000 in Rp 50 denomination. The bonds have an //id//AA+ (stable outlook) rating based on the rating made by PT Pemeringkat Efek Indonesia ("Pefindo"). The bonds consist of 3 series:

     . Series A bonds amounting to Rp 775,000. These bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003.

     . Series B bonds amounting to Rp 200,000. These bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

          - Buy Option :  the Company has a right to make early payment for all the Series B bonds at the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds' nominal value.

          - Sell Option : the bondholder has a right to ask for early settlement from the Company at 100% of the bonds' nominal value at: 1) any time, if the rating of the bonds decreases to //id//AA- or lower (Special Sell Option) or 2) the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

     . Series C bonds amounting to Rp 100,000. These bear interest at the fixed rate of 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

     PT Kustodian Sentral Efek Indonesia ("KSEI"), acting as payment agent, shall pay quarterly interest on the bonds, as follows:

          Series A and C :  February 6, 2003 - November 6, 2007
          Series B       :  February 6, 2003 - November 6, 2032
          Buy  Option    :  February 6, 2003 - November 6, 2007, 2012, 2017,
                            2022 and 2027
          Sell Option    :  February 6, 2003 - November 6, 2017, 2022 and 2027

     The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

     The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA (see Note 14).

     Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

15.  BONDS PAYABLE (continued)

     First Indosat Bonds in Year 2001 with Fixed and Floating Rates

     On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates ("First Indosat Bonds"), with BRI as the trustee. The bonds have a total face value of Rp 1,000,000 in Rp 50 denomination and mature on April 12, 2006. The bonds have an //id//AA+ (stable outlook) rating based on the rating made by Pefindo.

     The Series A bonds amounting to Rp 827,200 bear interest at the fixed rate of 18.5% per annum for 5 years starting April 12, 2001. The Series B bonds amounting to Rp 172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years.

     The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16%. PT Kustodian Sentral Efek Indonesia ("KSEI"), acting as the payment agent, shall pay quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

     The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, shall be used as a pari-passu guarantee for all of the Company's liabilities.

     The proceeds of the bonds shall be used for developing cellular business through a new subsidiary (IM3), the Company's domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

     Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

     Indosat Syari'ah Mudharabah Bonds in Year 2002 ("Syari'ah Bonds")

     On November 6, 2002, the Company issued its Syari'ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp 175,000 in Rp 50 denomination and mature on November 6, 2007. The bonds have an //id//AA+ (stable outlook) rating based on the rating made by Pefindo.

     Revenue Sharing Income [Pendapatan Bagi Hasil ("PBH")] for each bondholder is determined based on the bondholder portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared Revenue refers to operating revenue of Satelindo and IMM from satellite and internet services, respectively. The bondholder portion (expressed in percentages) of the satellite and internet services revenue, is as follows:

               Percentage (%)
            --------------------
     Year   Satellite   Internet
     ----   ---------   --------
      1        6.91       10.75
      2        6.91        9.02
      3        6.91        7.69
      4        6.91        6.56
      5        6.91        5.50

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

15.  BONDS PAYABLE (continued)

     Indosat Syari'ah Mudharabah Bonds in Year 2002 ("Syari'ah Bonds")
     (continued)

     KSEI, acting as payment agent, shall pay quarterly the revenue sharing on the bonds starting February 6, 2003 until November 6, 2007.

     The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

     The proceeds of the bonds replaced the Company's internal funds used for the development of its cellular business through the acquisition of Satelindo.

     Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

     Bonds issued by Lintasarta

     a. At Lintasarta's Stockholders' Annual General Meeting held on March 21, 2002, the stockholders approved, among others, the declaration of cash dividends from operating results in 2001 amounting to Rp 25,300 or 37.5% of Lintasarta's net income in 2001. Cash dividends paid on June 3, 2002 amounted to Rp 4,149 (net of tax). The remaining dividends are distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% payable on a quarterly basis. The bonds will be converted into common stock at par value of Rp 1,000,000 per share at maturity date on June 30, 2007.

     b. On June 2, 2003, Lintasarta issued limited bonds totalling Rp 40,000 to its stockholders. The bonds are unsecured with maturity date on June 2, 2006 and bear interest at the annual fixed rate of 16% in the first year and floating interest rates in the following years until the maturity date based on the average of three-month interest rate of time deposits in Mandiri, BNI, BRI and BTN plus a margin of 3% (maximum of 19% and minimum of 11%). The interest is payable on a quarterly basis starting September 2, 2003.

16.  CAPITAL STOCK

     The Company's capital stock ownership as of June 30, 2002 and 2003 is as follows:

                                                   June 30, 2002 (Audited)
                                          ----------------------------------------
                                            Number of                  Percentage
                                          Shares Issued               of Ownership
                Stockholders              and Fully Paid    Amount        (%)
     ----------------------------------   --------------   --------   ------------
     A Share
         Government of the Republic
            of Indonesia                               1         --          --
     B Shares
         Government of the Republic
            of Indonesia                     589,574,999    294,787       56.94
         Others (holding below 5% each)      445,925,000    222,963       43.06
                                           -------------    -------      ------
     Total                                 1,035,500,000    517,750      100.00
                                           =============    =======      ======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

16.  CAPITAL STOCK (continued)

                                                June 30, 2003 (Unaudited)
                                          ---------------------------------------
                                            Number of                 Percentage
                                          Shares Issued              of Ownership
                Stockholders              and Fully Paid    Amount        (%)
     ----------------------------------   --------------   -------   ------------
     A Share
         Government of the Republic
            of Indonesia                               1        --          --
     B Shares
         Indonesia Communications
            Limited, Mauritius               434,250,000   217,125       41.94
         Government of the Republic
            of Indonesia                     155,324,999    77,662       15.00
         Others (holding below 5% each)      445,925,000   222,963       43.06
                                           -------------   -------      ------
     Total                                 1,035,500,000   517,750      100.00
                                           =============   =======      ======

     "A Share" is a special share held by the Government of the Republic of Indonesia, and has special voting rights. The material rights and restrictions which are applicable to the "B" Shares are also applicable to the "A" Share, except that the Government may not transfer the "A" Share, and it has a veto right with respect to (i) election and removal of executive directors; (ii) election and removal of commissioners; and (iii) amendments to the articles of association.

     Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of Bapepam and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited ("STTC"), the sole shareholder of ICL, for the sale of the Government's 434,250,000 B shares (representing 41.94% ownership interest) in the Company to ICL. The closing date of the transaction was December 20, 2002.

     Based on a letter from STT to the Chairman of Bapepam which was prepared in accordance with Bapepam Regulations No. IX.H.1, "Open Company Takeover", and No. X.M.1, "Disclosure Requirements for Certain Shareholders", STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM, among others:

     . Based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company's shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.
     . STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.
     . The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

16.  CAPITAL STOCK (continued)

     At the Company's Stockholders' Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company's articles of association relating to, among others, the right of the "A" share to appoint only one director and one commissioner of the Company.

17.  OPERATING REVENUES - CELLULAR

     This account consists of:

                                      2002         2003
                                    (Audited)   (Unaudited)
                                    ---------   -----------
     Usage charges                    884,604    1,402,495
     Features                         190,111      479,804
     Interconnection income           187,081      243,914
     Monthly subscription charges      54,575       58,672
     Connection fee                    40,681       34,458
     Others                             6,134       12,916
                                    ---------    ---------
     Total                          1,363,186    2,232,259
                                    =========    =========

     The above interconnection income includes interconnection income from related parties amounting to Rp 154,524 and Rp 234,254 in 2002 and 2003, respectively (see Note 25).

18.  OPERATING REVENUES - INTERNATIONAL CALLS

     The "Operating Revenues - International Calls" account represents the Company's and Satelindo's share of revenue from the following:

                        2002         2003
                      (Audited)   (Unaudited)
                      ---------   -----------
     Incoming calls     429,016     533,826
     Outgoing calls     622,007     452,577
                      ---------     -------
     Total            1,051,023     986,403
                      =========     =======

     Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp 108,387 and Rp 298,243 in 2002 and 2003, respectively.

     Operating revenues - international calls from related parties amounted to Rp 590,557 and Rp 519,831 in 2002 and 2003, respectively. These amounts represent 56.19% and 52.55% of total operating revenues - international calls in 2002 and 2003, respectively (see Note 25).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

19.  OPERATING REVENUES - MIDI

     This account consists of:

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Related parties
     Frame net                                             30,100       41,501
     World link and direct link                            16,842       19,681
     Application services                                  19,163       18,828
     Leased line                                           16,393       18,180
     Satellite lease                                       43,072       13,577
     Others                                                14,608       17,928
                                                          -------      -------
     Sub-total                                            140,178      129,695
                                                          -------      -------
     Third parties
     World link and direct link                           123,019      122,766
     Frame net                                            111,159      104,852
     Internet                                              76,904       90,122
     Digital data network                                  63,709       65,310
     Satellite lease                                       59,701       63,436
     Leased line                                           13,502       12,375
     Packet net                                            16,778        6,356
     Others                                                16,839       20,857
                                                          -------      -------
     Sub-total                                            481,611      486,074
                                                          -------      -------
     Total                                                621,789      615,769
                                                          =======      =======

     Operating revenues from satellite lease are used as collateral for long-term debts and shall be shared with the Syari'ah bondholders (see Notes 14 and 15).

20. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

     This account consists of compensation to telecommunications carriers and service providers, as follows:

                                                           2002          2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Telkom                                               264,939      299,345
     Other telecommunications carriers
        and service providers                              23,557       45,997
                                                          -------      -------
     Total                                                288,496      345,342
                                                          =======      =======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

20. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

     The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

     Interconnection relates to the expenses for the interconnection between the Company's, Satelindo's and IM3's telecommunications networks and those owned by Telkom and other telecommunications carriers.

     Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (see Note 25). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

     The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (see Notes 25 and 32). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (see
     Note 2m). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues are as follows:

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Domestic
     Interconnection revenues                             301,236      667,705
     Interconnection charges                             (139,123)    (353,190)
                                                         --------     --------
     Net                                                  162,113      314,515
                                                         ========     ========

     Overseas
     Revenues from international carriers                 429,016      533,826
     Charges from international carriers                 (320,629)    (235,583)
                                                         --------     --------
     Net                                                  108,387     (298,243)
                                                         ========     ========

21.  OPERATING EXPENSES - PERSONNEL COSTS

     Total personnel costs for 2002 and 2003 amounting to Rp 287,969 and Rp 424,390, respectively, include costs capitalized as part of development, construction and installation of property and equipment and amounts classified as part of maintenance and repairs for 2002 and 2003 amounting to Rp 8,214 and Rp 5,543, respectively. The total personnel costs also include accrued employee bonuses amounting to Rp 26,709 and Rp 26,306 for 2002 and 2003, respectively.

     On April 28, 2003, the Company's Board of Directors issued Decree No. 28/DIREKSI/2003, "Voluntary Unconditional Resignation due to the Change in the Company's Status and Stock Ownership". Under this decree, employees were offered early retirement option which entitles a retiree to receive termination, gratuity, compensation and other benefits. The amount of termination, gratuity and compensation benefits are in accordance with Labor Law No. 13 Year 2003. As of June 30, 2003, 104 employees have opted to take early retirement which required the payment of Rp 37,197 to the employees.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

22.  OPERATING EXPENSES - ADMINISTRATION AND GENERAL

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Provision for doubtful accounts                       29,028       53,854
     Rent                                                  36,693       33,646
     Office supplies and stationery                        30,711       29,646
     Travel                                                20,975       29,062
     Professional fees                                     29,933       23,233
     Training, education and research                      10,780       13,518
     Catering                                               8,868       10,718
     Others                                                26,956       30,683
                                                          -------      -------
     Total                                                193,944      224,360
                                                          =======      =======

23.  OPERATING EXPENSES - OTHER COSTS OF SERVICES

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Concession fee                                       110,561      138,444
     Cost of SIM cards and pulse reload vouchers           44,772      117,047
     Rent                                                  34,104       61,020
     Cost of software sold                                 23,235       32,447
     Utilities                                             26,620       31,770
     Insurance                                             30,870       30,446
     Others                                                41,408       53,312
                                                          -------      -------
     Total                                                311,570      464,486
                                                          =======      =======

24.  PENSION PLAN

     The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

     Defined Benefit Pension Plan

     The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees' most recent basic salary and number of years of service. PT Asuransi Jiwasraya ("Jiwasraya"), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salary to the plans and the above companies contribute any remaining amount required to fund their respective plans. These companies recognize the prior service cost of pension benefit over the estimated average remaining service periods of the employees based on actuarial computations, in accordance with SAK 24, "Accounting for Pension Benefit Costs".

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

24.  PENSION PLAN (continued)

     Defined Benefit Pension Plan (continued)

     Based on an amendment dated December 22, 2000 of the Company's pension plan, which was further amended on March 29, 2001, the benefit and premium payment pattern were changed. Before the amendments, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendments, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit (pension), which is payable annually 14 days before Idul Fitri ("Moslem Holiday").

     The amendment covers employees registered as participants of the pension plan as of September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

     The total premium installments based on the amendment amounted to Rp 355,000, which was paid on due dates.

     On June 25, 2003, Satelindo and Jiwasraya entered into an agreement to amend the benefit and premium payment pattern of its pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

     . An increase in pension basic salary at 6% compounded annually starting from December 25, 2002;
     . Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri;
     . An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time; and
     . Profit sharing provided by Jiwasraya to the Company if the average annual interest rate of time deposits of the government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants' retirement benefit.

     The total contributions of Lintasarta to Jiwasraya amounted to Rp 2,542 and Rp 2,623 for the six months ended June 30, 2002 and 2003, respectively.

     The composition of the net periodic pension cost for the six months ended June 30, 2002 and 2003 is as follows:

                                                            2002         2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Service cost                                          10,884       12,651
     Interest cost                                         18,385       22,227
     Net amortization and deferral                          4,964        6,067
     Return on plan assets                                (21,757)     (25,031)
                                                          -------      -------
     Net periodic pension cost                             12,476       15,914
                                                          =======      =======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

24.  PENSION PLAN (continued)

     Defined Benefit Pension Plan (continued)

     The net periodic pension cost for the pension plans for the six months ended June 30, 2002 and 2003 was calculated based on the actuarial valuations as of December 31, 2001 and May 31, 2003, respectively.

     These actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

                                                           2002          2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Discount rate                                       11% - 12%          10%
     Expected return on plan assets                      10% - 12%    10% - 11%
     Annual rate of increase in compensation              9% - 10%      6% - 9%

     The funded status of the plans as of June 30, 2002 and 2003 is as follows:

                                                       2002            2003
                                                     (Audited)     (Unaudited)
                                                    -----------   ------------

     Vested benefits                                    136,823        191,431
                                                    ===========   ============

     Accumulated benefit obligation                     170,187        238,710
                                                    ===========   ============

     Projected benefit obligation                       362,603        440,600
     Plan assets at fair value                          482,958        433,368
                                                    -----------   ------------

     Excess of plan assets over projected benefit
        obligation                                      120,355         (7,232)
     Unrecognized net loss                              140,623        265,251
     Unrecognized net obligation at the date of
        initial application of SAK 24                    28,158         25,434
     Unrecognized prior service cost                        723         (7,457)
                                                    -----------   ------------

     Prepaid pension cost                               289,859        275,996
                                                    ===========   ============

     Estimated average remaining service period
        of active employees (in years)              13.30-20.24    12.91-19.68
                                                    ===========   ============

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

24.  PENSION PLAN (continued)

     Defined Benefit Pension Plan (continued)

     Prepaid pension cost consists of:

                                                           2002          2003
                                                         (Audited)   (Unaudited)
                                                         ---------   -----------
     Prepaid pension cost of the Company
        Current portion (presented as part of
           "Prepaid Taxes and Expenses")                   15,986       19,837
        Long-term portion                                 276,417      264,367
     Accrued pension cost of:
        Lintasarta                                           (505)      (2,623)
        Satelindo                                          (2,039)      (5,585)
                                                          -------      -------
     Net                                                  289,859      275,996
                                                          =======      =======

     Plan assets principally consist of time deposits, debt securities, long-term investment in shares of stock and property.

     Defined Contribution Pension Plan

     In May 2001, the Company assisted its employees in establishing a defined contribution pension plan for them, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company does not contribute to the plan. Total contributions of the employees in 2002 and 2003 amounted to Rp 4,973 and Rp 4,660, respectively. The plan assets are being administered and managed by several financial institutions appointed by the Company.

     In January 2003, Satelindo assisted its employees in establishing a defined contribution pension plan for them, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension plan, the Company contributes 10% of the employees' basic salaries and the employees may make additional contribution to the plan of up to a maximum of 10% of their basic salaries. Total contributions of the employees in 2003 amounted to Rp 3,500. The plan assets are being administered and managed by several financial institutions appointed by the Company.

     The Companies also provided a reserve amounting to Rp 2,831 and Rp 23,421 for the years ended December 31, 2002 and 2001 for termination, gratuity and compensation benefits of employees. These amounts were estimated on the basis of the provisions of the Ministry of Manpower Decree No. KEP-150/Men/2000 dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. However, some provisions of KEP-150 were revoked by Labor Law No. 13/2003 dated March 25, 2003. Based on an actuarial computation, under the new Labor Law, the existing balance of the KEP-150 reserve amounting to Rp 26,173 as of June 30, 2003 is adequate. Employees who are registered as participants of the pension plan, will receive the benefits under Labor Law No. 13 at the minimum.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

     The breakdown of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

                                                                        Percentage to Total Assets/
                                                       Amount                 Liabilities (%)
                                              -----------------------   ---------------------------
                                                 2002         2003           2002         2003
                                              (Audited)   (Unaudited)     (Audited)   (Unaudited)
                                              ---------   -----------     ---------   -----------
     Cash and cash equivalents
        State-owned banks (see Note 4)        1,403,846    1,656,232         6.49        7.30
                                              =========    =========         ====        ====
     Accounts receivable - trade
        Telkom - net of allowance for
           doubtful accounts of
           Rp 88,799 in 2002 and
           Rp 82,911 in 2003                    530,590      273,179         2.45        1.20
        Telkomsel - net of allowance for
           doubtful accounts of Rp 5,333
           in 2002 and Rp 8,865 in 2003         110,868      154,613         0.51        0.68
        Singapore Telecommunication
           Limited ("SingTel")                       --       35,304*          --        0.16
        State-owned banks - net of
           allowance for doubtful
           accounts of Rp 156 in 2002
           and Rp 7 in 2003                       9,472       27,804         0.04        0.12
        Ministry of Communications - net of
           allowance for doubtful accounts
           of Rp 15,810 in 2002 and
           Rp 18,906 in 2003                     14,407       17,501         0.07        0.08
        Starhub Pte Ltd. - net of allowance
           for doubtful accounts of Rp 7             --       13,851*          --        0.06
        PT Elektrindo Nusantara - net of
           allowance for doubtful accounts
           of Rp 2,203 in 2002 and
           Rp 4,481 in 2003                       6,916        7,352         0.03        0.03
        PT Pos Indonesia - net of allowance
           for doubtful accounts of
           Rp 4,577 in 2003                       1,276        3,154         0.01        0.01
        Others - net of allowance for
           doubtful accounts of Rp 6,374
           in 2002 and Rp 11,502 in 2003          4,308       14,865         0.02        0.07
                                              ---------    ---------         ----        ----
     Total                                      677,837      547,623         3.13        2.41
                                              =========    =========         ====        ====
     Accounts receivable - others
        Telkom                                  952,727          776         4.41          --
                                              =========    =========         ====        ====
     Prepaid taxes and expenses
        Jiwasraya                                15,986       19,837         0.07        0.09
        Pemda DKI Jakarta                         3,159        1,867         0.01        0.01
        Telkom                                    1,499        1,432         0.01        0.01
        Others                                    1,147        5,414         0.01        0.02
                                              =========    =========         ====        ====
     Total                                       21,791       28,550         0.10        0.13
                                              =========    =========         ====        ====
     Other current assets
        State-owned banks                       153,327       72,613         0.71        0.32
                                              =========    =========         ====        ====

     * an affiliate starting December 20, 2002 through STT/ICL (see Note 16).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                                           Percentage to Total Assets/
                                                          Amount                 Liabilities (%)
                                                 -----------------------   ---------------------------
                                                    2002         2003           2002         2003
                                                 (Audited)   (Unaudited)     (Audited)   (Unaudited)
                                                 ---------   -----------     ---------   -----------
     Due from related parties
        Key management personnel
           Boards of Directors and
              Commissioners                         3,648           --         0.02           --
           Others                                  29,109       29,966         0.13         0.13
        Koperasi Pegawai Indosat                    3,703          799         0.02         0.01
        Others - net of allowance for doubtful
           accounts of Rp 76,894 in 2002
           and Rp 77,905 in 2003                       --        5,452           --         0.02
                                                  -------      -------         ----         ----
     Total                                         36,460       36,217         0.17         0.16
                                                  =======      =======         ====         ====
     Long-term prepaid pension
        Jiwasraya                                 276,417      264,367         1.28         1.17
                                                  =======      =======         ====         ====
     Non-current assets - others
        Telkom                                     29,663       28,284         0.14         0.12
        State-owned banks                          20,816       21,078         0.09         0.09
        Pemda DKI Jakarta                           1,756           --         0.01           --
        Others                                         --        3,358           --         0.01
                                                  -------      -------         ----         ----
     Total                                         52,235       52,720         0.24         0.22
                                                  =======      =======         ====         ====
     Short-term loan
        Mandiri (see Note 14)                       4,684        1,700         0.04         0.01
                                                  =======      =======         ====         ====
     Accounts payable - trade
        Telkom                                      1,514          318         0.01           --
        Others                                        884       26,603         0.01         0.23
                                                  -------      -------         ----         ----
     Total                                          2,398       26,921         0.02         0.23
                                                  =======      =======         ====         ====
     Dividend payable
        Indonesia Communication
           Limited Mauritius                           --       64,312           --         0.56
        Government of the Republic of
           Indonesia                              330,869       23,002         3.06         0.19
                                                  -------      -------         ----         ----
     Total                                        330,869       87,314         3.06         0.73
                                                  =======      =======         ====         ====
     Accrued expenses
        Ministry of Communications                285,538      182,128         2.64         1.56
        Jiwasraya                                   2,544        8,208         0.02         0.07
        Telkom                                     13,061        4,643         0.12         0.04
        PT Mandiri Sekuritas                        4,365           --         0.04           --
        Mandiri                                     1,583           --         0.02           --
        Others                                      1,047        4,394         0.01         0.04
                                                  -------      -------         ----         ----
     Total                                        308,138      199,373         2.85         1.71
                                                  =======      =======         ====         ====

     * an affiliate starting December 20, 2002 through STT/ICL (see Note 16).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                                           Percentage to Total Assets/
                                                          Amount                 Liabilities (%)
                                                 -----------------------   ---------------------------
                                                    2002         2003           2002         2003
                                                 (Audited)   (Unaudited)     (Audited)   (Unaudited)
                                                 ---------   -----------     ---------   -----------
     Other current liabilities
        PT Elektrindo Nusantara                      1,594           --         0.02           --
        Telkom                                       1,497           --         0.01           --
        Others                                          75           --           --           --
                                                 ---------    ---------        -----        -----
     Total                                           3,166           --         0.03           --
                                                 =========    =========        =====        =====
     Due to related parties
        Telkom                                       4,521        4,176         0.04         0.04
        PT Televisi Republik Indonesia               2,262        2,262         0.02         0.02
        Others                                       2,934       15,545         0.03         0.13
                                                 ---------    ---------        -----        -----
     Total                                           9,717       21,983         0.09         0.19
                                                 =========    =========        =====        =====
     Long-term debts (including current
        maturities)
        Mandiri                                  1,500,478    1,000,314        13.88         8.45
        BNI                                             --      851,375           --         7.19
        BRI                                             --       50,000           --         0.42
        Syari'ah Mandiri                                --       50,000           --         0.42
        Government of the Republic of
           Indonesia                                10,252        5,241         0.09         0.04
        Others                                         892           --         0.01           --
                                                 ---------    ---------        -----        -----
     Total                                       1,511,622    1,956,930        13.98        16.52
                                                 =========    =========        =====        =====
     Operating revenues
        Telkom                                     642,431      497,289        20.32        12.81
        Telkomsel                                  152,515      147,455         4.82         3.80
        SingTel                                         --       86,685*          --         2.23
        Mandiri                                     21,623       26,546         0.68         0.68
        StarHub Pte Ltd.                                --       24,273*          --         0.63
        BNI                                         12,574       13,057         0.40         0.34
        Bank Indonesia                                  --        9.271           --         0.24
        PT Elektrindo Nusantara                      8,846        8,118         0.28         0.21
        Sistelindo                                   6,846        6,713         0.22         0.17
        BTN                                          3,173        4,159         0.10         0.11
        PSN                                          2,884        1,900         0.09         0.05
        PT Angkasa Pura                              1,198        1,394         0.04         0.04
        Lembaga Kantor Berita Negara
           Antara                                    1,404        1,138         0.04         0.03
        BRI                                          1,853        1,021         0.06         0.03
        PT Garuda Indonesia                          1,401          475         0.04         0.01
        PT Pelabuhan Indonesia I (Persero)           1,181          107         0.04           --
        PT Pos Indonesia                             6,627           56         0.21           --
        PT Batam Bintan Telekomunikasi              16,132           --         0.51           --
        Ministry of Communications                   8,357           --         0.26           --
        Others                                      12,795       71,948         0.41         1.85
                                                 ---------    ---------        -----        -----
     Total                                         901,840      901,605        28.52        23.23
                                                 =========    =========        =====        =====

     * an affiliate starting December 20, 2002 through STT/ICL (see Note 16).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                               Percentage to Total Assets/
                                              Amount                 Liabilities (%)
                                     -----------------------   ---------------------------
                                        2002         2003           2002        2003
                                     (Audited)   (Unaudited)     (Audited)   (Unaudited)
                                     ---------   -----------     ---------   -----------
Compensation to telecommunications
   carriers and service providers
   Telkom                             264,939      299,345         69.08        86.68
   SingTel                                 --       13,946*           --         4.04
   Telkomsel                               --        4,593            --         1.33
   Ministry of Communications           8,237           --          2.14           --
   PT Batam Bintan Telekomunikasi       6,038           --          1.57           --
   Others                                  50        5,162            --         1.49
                                      -------      -------         -----        -----
Total                                 279,264      323,046         72.79        93.54
                                      =======      =======         =====        =====
Personnel costs
   Boards of Directors and
      Commissioners                     1,231       15,514          0.44         3.71
   Jiwasraya                           12,476       15,914          4.46         3.79
   Others                              10,672       21,113          3.81         5.04
                                      -------      -------         -----        -----
Total                                  24,379       52,541          8.71        12.54
                                      =======      =======         =====        =====
Administration and general
   Koperasi Antariksa                      --       12,569            --         5.60
   Kantor Pos dan Giro Besar I          2,929        4,008          1.51         1.78
   PT Usaha Gedung Bank Dagang
      Negara ("UGBDN")                  1,148        3,112          0.59         1.38
   Others                                 187        1,494          0.09         0.66
                                      -------      -------         -----        -----
Total                                   4,264       21,183          2.19         9.42
                                      =======      =======         =====        =====
Other costs of services
   Ministry of Communications         110,561       49,384         35.48        10.63
   Telkom                                  --       15,998            --         3.44
   Others                               1,674        1,932          0.54         0.42
                                      -------      -------         -----        -----
Total                                 112,235       67,314         36.02        14.49
                                      =======      =======         =====        =====
Leased circuit
   Comnet Plus                             --        5,166            --         5.91
                                      =======      =======         =====        =====
Other income (expenses)
   Interest income
      State-owned banks               173,129       26,873         39.61        30.60
      Telkom                          177,747           --         40.67           --
                                      -------      -------         -----        -----
Total                                 350,876       26,873         80.28        30.60
                                      =======      =======         =====        =====

* an affiliate starting December 20, 2002 through STT/ICL (see Note 16).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     The following are the significant agreements/transactions with related parties:

     a.   State-owned banks

          The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these assets are comparable to those offered by third-party banks.

          The Company, IM3 and Sisindosat also obtained loans from Mandiri, BNI and BRI (see Note 14).

     b.   Telkom

          (1)  a.   International telecommunications services

                    The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

                    . Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

                    . The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

                    . Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo have to pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp 82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (see Note
                         20).

                    . The compensation arrangement for the services provided is based on interconnection tariffs (see Note 31) determined by the Ministry of Communications.

                    Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

                    Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company's and Satelindo's collected revenues from such services.

                    The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

               b.   Cellular services

                    Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkom's Public Switched Telephone Network ("PSTN"), enabling Satelindo's and IM3's customers to make outgoing calls to or receive incoming calls from Telkom's customers. The interconnection tariffs are determined by the Ministry of Communications (see Note
                    31).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     b.   Telkom (continued)

          (2) In 1994, Satelindo entered into a land transfer agreement with Telkom for the transfer of Telkom's rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo's earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to U.S.$40,000 less Rp 43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price. In 2001, Satelindo fully paid the balance due.

     c.   Telkomsel

          The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement, which provides the following:

          . The Company's and Satelindo's international gateway exchanges are interconnected with Telkomsel's GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

          . The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel's revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

          . Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkomsel's network, enabling Telkomsel's customers to make calls to or receive calls from Satelindo's and IM3's customers.

          .    The agreements are renewable annually.

          Interconnection revenues earned from Telkomsel for the six months ended June 30, 2002 and 2003 amounted to Rp 144,914 and Rp 300,525, respectively, which are net of interconnection charges amounting to Rp 94,171 and Rp 159,940, respectively.

     d.   PSN

          In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo's Master Control Station ("MCS") located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of U.S.$ 323 to Satelindo. The operation fee is payable in quarterly installments.

          The agreement was amended on August 10, 1999 relating to the de-orbit of one of the satellites.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     e.   Key Management Personnel

          The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees. Total housing and transportation advances which were given to the key management personnel in 2002 and 2003 amounted to Rp 32,757 and Rp 29,966, respectively, and the prepaid/unamortized portions thereof are presented as part of "Due from Related Parties", while those given to non-key management personnel amounting to Rp 12,286 and Rp 16,842 as of June 30, 2002 and 2003, respectively, are presented as part of "Accounts Receivable - Others - Third Parties" for the current portion, and Rp 149,485 and Rp 125,913 as of June 30, 2002 and 2003, respectively, as part of "Long-term Receivables" for the long-term portion.

     f.   Jiwasraya

          Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies' pension plan.

     As of June 30, 2002 and 2003, the allowance for doubtful accounts provided on the amounts due from related parties - others, which amounted to Rp 76,894 and Rp 77,905, respectively, are primarily for PT Graha Lintas Properti, PT Yasawirya Tama Cipta, PT Yasawirya Indah Mega Media and PT Kalimaya Perkasa Finance. The allowance was provided after considering their financial position.

     The management believes that the allowance provided on accounts receivable
     - trade from related parties and amounts due from related parties is adequate to cover possible loss from uncollectible accounts.

     The relationship and nature of account balances/transactions with other related parties are as follows:

                                                                          Nature of Account
     No.           Related Parties             Relationship             Balances/Transactions
     ---   ------------------------------   ------------------   ----------------------------------
      1.   SingTel                          Affiliate            Operating revenues - cellular
                                                                    and international calls

      2.   Ministry of Communications       Government agency    Operating revenues - MIDI,
                                                                    concession fee

      3.   StarHub Pte Ltd.                 Affiliate            Operating revenues - international
                                                                    calls

      4.   Cable & Wireless Optus           Affiliate            Operating revenues - cellular and
                                                                    international calls

      5.   PT Pos Indonesia                 Affiliate            Operating revenues - MIDI

      6.   Lembaga Kantor Berita
              Negara Antara                 Affiliate            Operating revenues - MIDI

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                                          Nature of Account
     No.           Related Parties             Relationship             Balances/Transactions
     ---   ------------------------------   ----------------- -  ----------------------------------
      7.   PT Elektrindo Nusantara          Affiliate            Operating revenues - cellular
                                                                    international calls and MIDI

      8.   Pemda DKI Jakarta                Government agency    Compensation for telecommunication
                                                                    towers operations

      9.   UGBDN                            Affiliate            Rent expense

     10.   Indonesia Communications
              Limited, Mauritius            Stockholder          Dividend payable

     11.   Government of the Republic
              of Indonesia                  Stockholder          Dividend payable and
                                                                    interest-bearing loan

     12.   PT Televisi Republik Indonesia   Affiliate            Operating revenues - MIDI

     13.   PT Batam Bintan
              Telekomunikasi                Affiliate            Operating revenues -
                                                                    international calls

     14.   Sistelindo                       Associated company   Operating revenues - MIDI

     15.   PT Garuda Indonesia              Affiliate            Operating revenues - MIDI

     16.   PT Angkasa Pura                  Affiliate            Operating revenues - MIDI

     17.   PT Pelabuhan Indonesia I
              (Persero)                     Affiliate            Operating revenues - MIDI

     18.   Kantor Pos dan Giro Besar I      Affiliate            Mailing expense

     19.   Comnet Plus                      Affiliate            Rent of transmission channel

26.  DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

     At the Company's Annual Stockholders' General Meeting held on June 20, 2002, the stockholders resolved to, among others:

     a.   Approve the utilization of 2001 net income as follows:

          1.   59% for reinvestment and working capital
          2.   1% for reserve fund
          3.   40% for dividend or Rp 561.2 per share

     b.   Pay the dividend on July 29, 2002.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
               PT INDONESIAN SATELLITE CORPORATION Tbk] NOTES TO
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

26.  DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS (continued)

     At the Company's Annual Stockholders' General Meeting held on June 26, 2003, the stockholders resolved to, among others:

     a.   Approve the utilization of 2002 net income as follows:

          1.   54% for investment
          2.   1% for reserve fund
          3.   45% for dividend or Rp 146.13 per share

     b.   Pay the dividend on August 1, 2003 (see Note 36b).

27.  STOCK OPTIONS

     At the Company's Annual Stockholders' Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 51,775,000 Company B shares in reserve which are equal to 5% of the Company's issued and fully paid capital with nominal value of Rp 500 per share by implementing Bapepam Regulation No. IX.D.4, "Capital Increase Without Pre-emptive Rights", which will be allocated to the employees through an Employee Stock Option Program ("ESOP"). The Company will grant a discount of 10% from the exercise price. The ESOP will be distributed in two phases:

     a. Phase I: 50% of the ESOP shares or 25,887,500 share options will be distributed to the Companies' permanent employees and Boards of Directors and Commissioners from August 1, 2003, with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

     b. Phase II: 50% of the ESOP shares or 25,887,500 options will be distributed to the Companies' permanent employees and Boards of Directors and Commissioners from August 1, 2004, with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

28.  COMMITMENTS AND CONTINGENCY

     a. As of June 30, 2003, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to U.S.$ 207,671 and Rp 253,199 (see Note 36c).

          The significant commitments on capital expenditures are as follows:

          . On June 14, 2002, IM3 entered into an agreement with Ericsson for the latter to procure the infrastructure and installation of GSM 1800 - 1st improvement, 2nd improvement, and 3rd improvement for contract amounts of Rp 98,288 and U.S.$ 95,367. On March 19, 2003, IM3 and Ericsson amended the contract prices to Rp 98,680 and U.S.$ 94,617. As of June 30, 2003, IM3 has paid Rp 26,261 and U.S.$ $ 69,001 to Ericsson. Unpaid billings as of June 30, 2003 amounted to Rp 71,417 and U.S.$ 23,837. Balance of commitment under this contract amounted to Rp 1,002 and U.S.$ 1,779 as of June 30, 2003.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

28.  COMMITMENTS AND CONTINGENCY (continued)

     . On May 16, 2002, Satelindo and Alcatel CIT/PT Alcatel Indonesia ("Alcatel") entered into a Frame Agreement on Equipment whereby Satelindo signified its interest in purchasing from Alcatel certain software applications and new operating capability in the 1800 Mhz frequency band and in expanding its customer services to encompass GPRS technology. Satelindo committed to place Purchase Orders ("POs") for the purchase of equipment and/or services for a minimum value of U.S.$ 49,000 under its Roll-out 2002 program provided, however, that if this minimum value was not reached, Satelindo would not be entitled to the discounts stipulated in the above agreement.

          On March 6, 2003, Satelindo entered into "Addendum No. 1 to the Frame Agreement on GSM Equipment" with Alcatel covering GSM Network Expansion Roll-out 2003 Phase I Program and Network Modernization Program for Jabotabek for contract amounts of U.S.$ 29,269 and U.S.$ 14,900, respectively.

          On June 6, 2003, Satelindo entered into "Addendum No. 2 to the Frame Agreement on GSM Equipment" covering GSM Network Expansion Roll-out 2003 Phase IIA Program, Network Modernization Program Phase IIB for Jabotabek and Phase I Additional Requirement for contract amounts of U.S.$ 70,548, U.S.$ 15,868 and U.S.$ 2,920, respectively.

          As of June 30, 2003, Satelindo has issued POs covering the full amount of the purchase commitment under this agreement and related addenda. The POs that have not been served amount to U.S.$ 87,729 and Rp 7,649 as of June 30, 2003.

     . On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network ("PLMN") Agreement that was subsequently amended on March 28, 2002. Satelindo has decided to procure a GSM PLMN in order to fulfill its operational requirements and has already appointed Siemens AG to design, manufacture, deliver, install and commission a system in defined regions of Indonesia. In the event that the aggregate amount of POs issued under Satelindo's Roll-out 2002 Program equals or exceeds the amount of U.S.$ 30 million (excluding training, maintenance, "Original External Manufacturer" or OEM, "Intelligent Network" or IN, and "Microwave") and provided there is no default in payments, Satelindo shall have the right to order, free of charge, Base Transceiver Station ("BTS") and/or Base Station Controller ("BSC") equipment up to the maximum aggregate amount of 3% times the sum of the BTS and BSC purchase price value in U.S. dollar.

          On January 15, 2003, Satelindo entered into an "Amendment II to GSM Public Land Mobile Network Agreement" with Siemens AG covering Southern Sumatera Enhancement Project ("SSEP") and Phase I of Roll-out 2003 for contract amounts of U.S.$ 16,950 and Rp 11,928, respectively.

          On June 6, 2003, the Company entered into Side Letter No. 1 to Amendment II to "GSM Public Land Mobile Network Agreement" with Siemens AG covering Phase II of Roll-out 2003 for a contract amount of U.S.$ 26,114.

          As of June 30, 2003, Satelindo has issued POs covering the full amount of the purchase commitment under this agreement and its amendments. The POs that have not been served amount to U.S.$ 47,313 as of June 30, 2003.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

28.  COMMITMENTS AND CONTINGENCY (continued)

     b. In 1994 and 1998, the Company was appointed as a Financial Administrator ("FA") and Central Billing Party ("CBP"), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network ("APCN") submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN's IRU and Defined Underwritten Capacity ("DUC") and Occasional Commercial Use ("OCU") service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company's books. However, the Company manages these funds in separate accounts. As of June 30, 2003, the total funds related to these transactions (including interest earned) amounted to U.S.$ 37,843. Besides the funds from the sale of IRU, the members of the consortium also receive the interest earned by the above funds.

     c. On January 26, 2000, Satelindo entered into a revolving credit facility agreement ("Alcatel revolving facility") with Electro Banque, Paris, for a credit facility amounting to U.S.$ 25,000. The credit facility may be utilized to finance the part of equipment and services which will be supplied by Alcatel CIT and PT Alcatel Enkomindo. As of June 30, 2003, Satelindo has not utilized this credit facility.

     d. Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance ("MOF") of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government's dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders' Annual General Meeting.

          The penalties amounted to Rp 20,633 and Rp 38,096 for the dividends from the Company's net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision. As of August 8, 2003, the MOF has not responded.

          The Company did not accrue any penalties on the dividends because, in the opinion of the Company's legal counsels, the MOF had no basis to impose the penalties.

29.  DEBTS RESTRUCTURING

     a. On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between itself and its lenders. The carrying amount of the long-term debts amounted to U.S.$ 448,042 as of May 30, 2000. The difference amounting to U.S.$ 14,402 between the carrying amount of the long-term debts and the total future payments of principal has been deferred and will be offset regularly against interest expense since the total payments of principal and interest over the remaining term of the debts exceed the carrying amount of the long-term debts.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

29.  DEBTS RESTRUCTURING (continued)

          The new terms and conditions of Satelindo's debts pursuant to the provisions of the MRA are summarized as follows (see Notes 14 and 15):

          1.   Ex - IBRA Term Loan

               Lender      IBRA
               Principal   U.S.$ 65,402
               Interest    LIBOR plus 2.5%

          2. Term Loan with IntesaBci S.p.A, Singapore Branch as the Facility Agent

               Facility Agent   IntesaBci S.p.A., Singapore Branch
               Principal        U.S.$ 45,640
               Interest         LIBOR plus 2.5%

          3.   GECA Credit

               Facility Agent   Commerzbank AG, Frankfurt am Main
               Principal        U.S.$ 108,008
               Interest         2000 - 2003 : LIBOR plus 2.5%
                                2004        : LIBOR plus 4.5%
                                2005        : LIBOR plus 5.0%
                                2006        : LIBOR plus 5.5%

          4.   Guaranteed Floating Rate Bonds

               Trustee          The Bank of New York
               Principal        U.S.$ 214,890
               Interest         2000 - 2003 : LIBOR plus 2.5%
                                2004        : LIBOR plus 4.5%
                                2005        : LIBOR plus 5.0%
                                2006        : LIBOR plus 5.5%

               The MRA includes provisions for mandatory prepayment (under certain conditions) and voluntary prepayments. On July 28, 2002, Satelindo made mandatory prepayments totalling U.S.$ 56,250 which included accrued interest (see Note 14).

          The schedule of the repayment of the loans (in U.S. dollar) is as follows:

                                                                 Guaranteed
                                                                Floating Rate
                    Ex - IBRA   IntesaBci S.p.A   GECA Credit       Bonds        Total
                    ---------   ---------------   -----------   -------------   -------
June 30, 2000          3,000         2,282               --             --        5,282
December 31, 2000      3,000         2,282               --             --        5,282
June 30, 2001          3,000         2,282               --             --        5,282
December 31, 2001      3,000         2,282               --             --        5,282
June 30, 2002         12,200         9,128               --             --       21,328
December 31, 2002     12,200         9,128               --             --       21,328
June 30, 2003         14,500         9,128               --             --       23,628
December 31, 2003     14,502         9,128               --             --       23,630
December 31, 2004         --            --           36,003         71,630      107,633
December 31, 2005         --            --           36,003         71,630      107,633
December 31, 2006         --            --           36,002         71,630      107,632
                      ------        ------          -------        -------      -------
Total                 65,402        45,640          108,008        214,890      433,940
                      ======        ======          =======        =======      =======

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

29.  DEBTS RESTRUCTURING (continued)

     b.   Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

          In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and PT Alcatel Enkomindo into a long-term debt facility, with details as follows:

          Lender      Alcatel CIT and Enkomindo
          Principal   U.S.$ 116,000
          Interest    2000 - 2003 : LIBOR plus 2.50%
                      2004        : LIBOR plus 4.50%

          The regular repayment schedule for this debt facility is as follows:

                                  Amount
                               ------------
          March 31, 2000       U.S.$ 11,600
          September 30, 2000         11,600
          March 31, 2001             11,600
          September 30, 2001         11,600
          March 31, 2002             11,600
          September 30, 2002         11,600
          March 31, 2003             11,600
          September 30, 2003         11,600
          March 31, 2004             11,600
          September 30, 2004         11,600
                               ------------
          Total                U.S.$116,000
                               ============

30.  TARIFF SYSTEM

     a.   International telecommunications services

          The service rates ("tariffs") for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union ("ITU"). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone ("CCITT"). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

          The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right ("SDR") or the Gold franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
               PT INDONESIAN SATELLITE CORPORATION Tbk] NOTES TO
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

30.  TARIFF SYSTEM (continued)

     a.   International telecommunications services (continued)

          The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rate is generally higher than the accounting rate. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

     b.   Cellular services

          Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed "Ministry of Communications"). Under this regulation, the cellular tariffs consist of the following:

          .    Connection fee
          .    Monthly charges
          .    Usage charges

          The maximum tariff for connection fee is Rp 200,000 per new connection number. The maximum tariff for monthly charges is Rp 65,000. Usage charges consist of the following:

          1.   Airtime

               The maximum airtime tariff charged for "origin" cellular is Rp 325/minute. The details of the tariff system are as follows:

               a. Cellular to cellular     : 2 times airtime rate
               b. Cellular to PSTN         : 1 time airtime rate
               c. PSTN to cellular         : 1 time airtime rate
               d. Card phone to cellular   : 1 time airtime rate plus 41%
                                             surcharge

          2.   Usage

               a. Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

               b. Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call ("SLJJ") for a PSTN subscriber.

               The maximum tariff for active roaming is Rp 1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

               Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

31.  INTERCONNECTION TARIFFS

     Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The regulation has been updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN and other domestic PSTN.

     Based on the decree of the Ministry of Communications, the interconnection tariff arrangement is as follows:

     1.   Structure of the Interconnection Tariff

          a.   Between international and domestic PSTN

               Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

                                                              Tariffs                       Basis
                                                      ----------------------   -------------------------------
               Access charge                          Rp 850 per call          Number of successful outgoing
                                                                               and incoming calls
               Usage charge                           Rp 550 per paid minute   Duration of successful outgoing
                                                                               and incoming calls
               Universal service obligation ("USO")   Rp 750 per call          Number of successful outgoing
                                                                               and incoming calls

               For a ten-year period effective January 1, 1995, the Company has been exempted from the obligation to pay USO to Telkom.

          b.   Between cellular telecommunications network and domestic PSTN

               Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 ("Decree No. 46") dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

               (1)  Local Calls

                    For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls. For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

31.  INTERCONNECTION TARIFFS (continued)

     1.   Structure of the Interconnection Tariff (continued)

          b. Between cellular telecommunications network and domestic PSTN (continued)

               (2)  SLJJ

                    For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

                    For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

          c. Between cellular telecommunications network and another cellular telecommunications network

               Based on Decree No. 46, the interconnection tariffs are as follows:

               (1)  Local Calls

                    For local calls from a cellular telecommunications network to another, the "origin" cellular operator pays the airtime to the "destination" cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

               (2)  SLJJ

                    For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

          d. Between international PSTN and cellular telecommunications network

               Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in "a" above. However, up to June 30, 2003, as agreed mutually with the cellular telecommunications operators, Satelindo and the Company still applied the original contractual sharing agreements regarding the interconnection tariffs (see Note 32).

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

31.  INTERCONNECTION TARIFFS (continued)

     1.   Structure of the Interconnection Tariff (continued)

          e.   Between international gateway exchanges

               Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

     2.   Revenue Sharing

          Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

32.  INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS
     OPERATORS

     The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or "Excelcom" and PT Komunikasi Selular Indonesia or "Komselindo" (for the interconnection agreement with Telkomsel, see Note
     25). The principal matters covered by the agreements are as follows:

     . The Company's and Satelindo's international gateway exchanges are interconnected with mobile cellular telecommunication operators' networks to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

     . The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators' revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

     . Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with the above operators' network, enabling the above operators' customers to make calls/send short messages services ("SMS") to or receive calls/SMS from Satelindo's and IM3's customers.

     .    The agreements are renewable annually.

     As of June 30, 2003, there have been neither extensions nor terminations upon the expiration of the agreements. The Company, Satelindo and IM3 and the above operators still continue their business under the agreements by applying the original compensation formula.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

32. INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS OPERATORS (continued)

     Interconnection revenues (net of interconnection charges) earned by the Company, Satelindo and IM3 from the operators are as follows:

                                                           2002        2003
                                                        (Audited)   (Unaudited)
                                                        ---------   -----------
     Excelcom                                             15,989       1,827
     Komselindo                                              110         336
                                                          ------       -----
     Total                                                16,099       2,163
                                                          ======       =====

33.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     The Companies' monetary assets and liabilities denominated in various foreign currencies as of June 30, 2003 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

                                                        Amount in    Equivalent
                                                       U.S. Dollar    Rupiah *)
                                                       -----------   ----------
     Assets:
     Cash and cash equivalents                           142,898     1,184,296
     Accounts receivable - trade                          78,707       652,083
     Other long-term investments                           5,000        41,425
     Other non-current assets                                869         7,203

     Liabilities:
     Short-term loan                                         213         1,768
     Accounts payable                                      4,197        34,776
     Procurement payable                                  61,910       512,925
     Accrued expenses                                        847         7,021
     Long-term debts                                     266,125     2,204,846
     Bonds payable                                       181,280     1,501,906
                                                         -------     ---------
     Net liabilities position                            287,098     2,378,235
                                                         =======     =========

     *) translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

34.  SEGMENT INFORMATION

     The Companies manage and evaluate their operations in three major reportable segments: international calls, cellular and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only so no geographical information on segments is presented.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

34.  SEGMENT INFORMATION (continued)

     The accounting policies of the operating segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2r). Except for entities with one operating segment, interest income is not reported on an operating segment basis because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and income tax are also not reported on an operating segment basis because they are not considered in the performance evaluation by the Companies' management.

     Inter-segment pricing is determined on an arm's length basis.

     Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

     Consolidated information by industry segment follows:

                                                       Major Segments
                                        --------------------------------------------     Other      Segment
                                         Cellular    International Calls      MIDI     Services      Total
                                        ----------   -------------------   ---------   --------   ----------
     2002 (Audited)
     Revenues from external customers    1,363,186        1,051,023          621,789     31,170    3,067,168
     Inter-segment revenues                 11,315            6,045           63,165     14,473       94,998
     Operating income (loss)               260,044          454,209          170,393     (3,733)     880,913
     Depreciation                          568,155           99,703          119,169      2,798      789,825
     Segment profit                         81,619          428,865          161,448    374,252    1,046,184
     Segment assets                     11,056,659        2,660,625        2,706,687    779,854   17,203,825
     Segment liabilities                 3,098,194          662,402          486,887    273,468    4,520,951
     Expenditures for segment assets     3,376,114          139,968          113,684     28,216    3,657,982

     2003 (Unaudited)
     Revenues from external customers    2,232,259          986,403          615,769     47,822    3,882,253
     Inter-segment revenues                 28,555            8,538           57,951      3,654       98,698
     Operating income (loss)               761,867          327,111          142,338     (4,135)   1,227,181
     Depreciation                          602,625           69,772          154,488      1,536      828,421
     Segment profit (loss)                 576,813          319,828          126,770       (128)   1,023,283
     Segment assets                     14,152,816        2,116,009        3,072,995    144,221   19,486,041
     Segment liabilities                 4,953,703          800,215          638,876     60,708    6,453,502
     Expenditures for segment assets     1,468,861           15,535          240,111        851    1,725,358


Reconciliations:

                                                           2002          2003
                                                         (Audited)   (Unaudited)
                                                        ----------   -----------
     Revenues
     Total revenues for reportable segments              3,116,523    3,929,475
     Other revenues                                         45,643       51,476
     Elimination of inter-segment revenues                 (94,998)     (98,698)
                                                         ---------    ---------
     Total Revenues *)                                   3,067,168    3,882,253
                                                         =========    =========

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

34.  SEGMENT INFORMATION (continued)

                                                           2002          2003
                                                        (Audited)    (Unaudited)
                                                       -----------   -----------
     Operating Income
     Total operating income for reportable segments        884,646     1,231,316
     Other operating loss                                   (3,733)       (4,135)
     Elimination of inter-segment revenues                 (94,998)      (98,698)
     Elimination of inter-segment operating expenses       139,982       116,180
                                                       -----------   -----------
     Operating Income *)                                   925,897     1,244,663
                                                       ===========   ===========

     Profit (Loss)
     Total profit for reportable segments                  671,932     1,023,411
     Other profit (loss)                                   374,252          (128)
     Elimination of inter-segment profit                  (411,342)     (689,092)
     Unallocated amounts:
        Equity in net income of
           associated companies                            130,203       535,280
        Gain on foreign exchange - net                     480,324       237,157
        Other income (expenses) - net                      (38,632)      148,081
        Interest income                                    395,040        53,100
        Interest expense                                  (232,122)     (288,287)
        Loss on disposal of property, plant
           and equipment                                        --       (35,332)
        Consultancy fees                                        --        (5,364)
                                                       -----------   -----------
     Income before Income Tax *)                         1,369,655       978,826
                                                       ===========   ===========

     Assets
     Total assets for reportable segments               16,423,971    19,341,820
     Other assets                                          779,854       144,221
     Elimination of inter-segment assets               (10,318,329)  (12,080,659)
     Other unallocated amounts                          14,739,064    15,272,520
                                                       -----------   -----------
     Total Assets *)                                    21,624,560    22,677,902
                                                       ===========   ===========

     Liabilities
     Total liabilities for reportable segments           4,247,483     6,392,794
     Other liabilities                                     273,468        60,708
     Elimination of inter-segment liabilities             (228,553)     (196,943)
     Other unallocated amounts                           6,649,387     5,567,192
                                                       -----------   -----------
     Total Liabilities *)                               10,941,785    11,823,751
                                                       ===========   ===========

     *)   as reflected in the consolidated balance sheets/statements of income

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

35.  ECONOMIC CONDITION

     Since the second half of 1997, Indonesia has been experiencing economic difficulties due to volatile exchange and interest rates, general price increases of commodities and services, lack of liquidity and tightening of available credit. In 2002 and 2003, several economic indicators have shown improvements, however the country's economic conditions continue to be affected by uncertainties in the social and political situation.

     In spite of the improvements, the Companies will continue to adopt more stringent criteria in the evaluation of their investment activities, intensify their collection efforts and implement cost-consciousness programs. Satelindo will also increase its investments, primarily in the cellular business, after the limit on the allowable amount for annual capital expenditures has been waived by the creditors (see Note 14).

     The resolution of the current economic difficulties depends on the fiscal, monetary and other measures that have been and will be taken by the Government, actions which are beyond the Companies' control. It is not possible to determine the future effects a continuation of the current economic conditions may have on the Companies' liquidity and earnings, including the effect flowing through from their customers, suppliers and stockholders.

36.  SUBSEQUENT EVENTS

     a. On August 7, 2003, the Company received U.S.$ 5,000 from the Escrow Account to which the cash settlement of the CTPI bonds was deposited (see Note 8).

     b. Dividend paid from August 1 to 8, 2003 on the dividend declared at the Company's Stockholders' General Meeting held on June 26, 2003 amounted to Rp 150,978 (see Note 26).

     c. On August 8, 2003, the average of the buying and selling exchange rates (in full amount) published by Bank Indonesia is Rp 8,553 to U.S.$ 1, while on June 30, 2003, the rate was Rp 8,285 to U.S.$ 1. On the basis of the rate on August 8, 2003, the Companies incurred foreign exchange loss amounting to approximately Rp 76,942 on their net foreign currency liabilities as of June 30, 2003.

          The commitments for the capital expenditures denominated in U.S. dollar as of June 30, 2003 as disclosed in Note 28 would approximate Rp 1,776,210, if translated at the rate as of August 8, 2003.

37.  RECLASSIFICATION OF ACCOUNTS

     Following are the accounts in the 2002 consolidated financial statements (before restatements) which have been reclassified to conform with the presentation of accounts in the 2003 consolidated financial statements:

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    [Formerly PERUSAHAAN PERSEROAN (PERSERO)
                    PT INDONESIAN SATELLITE CORPORATION Tbk]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2003
                        With Comparative Figures for 2002
   (Expressed in millions of Indonesian rupiah and thousands of U.S. dollars, except share and tariff data)

--------------------------------------------------------------------------------

37.  RECLASSIFICATION OF ACCOUNTS (continued)

     No.      As Previously Reported               As Reclassified         Amount
     ---   -----------------------------   -----------------------------   -------
      1.   Accrued expenses                Other non-current liabilities   114,549

      2.   Deposits from customers         Other non-current liabilities    22,224

      3.   Operating expense -             Operating revenues -
              Compensation to                 cellular
              telecommunication carriers
              and service providers                                         95,046

      4.   Other costs of services         Leased circuits                  96,987